As filed with the Securities and Exchange Commission on

                                January 17, 1997

                           Registration No. 333-15585

             ======================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          Pre-Effective Amendment No. 1
                                                      -

                                       to

                                    Form S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2
                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                           (EXACT NAME OF REGISTRANT)
                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                ----------------

                               NORMAN M. KRIVOSHA
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                -----------------

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies--Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

 ITEM NO. OF
 FORM N-8B-2       CAPTION IN PROSPECTUS
 -----------       ---------------------
     1             Cover Page
     2             Cover Page
     3             Not Applicable
     4             Distribution of the Policies
     5             Ameritas Variable Life Insurance Company - Separate Account V
     6             Ameritas Variable Life Insurance Company - Separate Account V
     7             Not Required
     8             Not Required
     9             Legal Proceedings
    10             Summary; Addition, Deletion of  Substitution  of Investments;
                   Policy Benefits; Policy Rights Payment and Allocation of
                   Premiums; General Provisions; Voting Rights
    11             Summary; The Funds
    12             Summary; The Funds
    13             Summary; The Funds - Charges and Deductions
    14             Summary; Payment and Allocation of Premiums
    15             Summary; Payment and Allocation of Premiums
    16             Summary; Variable Insurance Products Fund, Variable Insurance
                   Products Fund II, Alger American Fund, MFS Variable Insurance
                   Trust, Morgan Stanley Universal Funds, Inc.
    17             Summary, Policy Rights
    18             Variable Insurance  Products Fund,  Variable
                   Insurance  Products Fund II, Alger  American
                   Fund, MFS Variable  Insurance Trust,  Morgan
                   Stanley Universal Funds, Inc.
    19             General Provisions; Voting Rights
    20             Not Applicable
    21             Summary; Policy Rights; General Provisions
    22             Not Applicable
    23             Safekeeping of the Account's Assets
    24             General Provisions
    25             Ameritas Variable Life Insurance Company
    26             Not Applicable
    27             Ameritas Variable Life Insurance Company
    28             Executive Officers and Directors of AVLIC
    29             Ameritas Variable Life Insurance Company
    30             Not Applicable
    31             Not Applicable
    32             Not Applicable
    33             Not Applicable
    34             Not Applicable
    35             Not Applicable
    36             Not Applicable
    37             Not Applicable
    38             Distribution of the Policies
    39             Distribution of the Policies
    40             Not Applicable
    41             Distribution of Policies
    42             Not Applicable
    43             Not Applicable
    44             Cash Value, Payment and Allocation of Premium

 ITEM NO. OF
 FORM N-8B-2       CAPTION IN PROSPECTUS
 -----------       ---------------------
    45             Not Applicable
    46             The Funds; Cash Value
    47             The Funds
    48             State Regulation
    49             Not Applicable
    50             Ameritas Variable Life Insurance Company Separate Account V
    51             Cover Page; Summary; Policy Benefits; Charges and Deductions
    52             Addition, Deletion or Substitution of Investments
    53             Summary; Federal Tax Matters
    54             Not Applicable
    55             Not Applicable
    56             Not Required
    57             Not Required
    58             Not Required
    59             Financial Statements

                                   AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO
PROSPECTUS

FLEXIBLE PREMIUM                                One Ameritas Way/5900 "O" Street
VARIABLE UNIVERSAL LIFE                        P.O. Box 82550/Lincoln, NE  68501
--------------------------------------------------------------------------------

This Prospectus describes a flexible premium variable universal life insurance policy ("Policy") offered by Ameritas Variable Life Insurance Company ("AVLIC"), a stock life insurance company. The Policy is designed to provide insurance protection until the Policy Anniversary nearest the Insured's 100th birthday. It also provides flexibility to vary the frequency and amount of premium payments and to change the level of death benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single insurance policy.

The Policy guarantees the Death Benefit as long as the Policy remains in force. The Policyowner may choose death benefit Option A (generally, a level benefit that equals the Specified Amount of the Policy) or Option B (a variable benefit that generally equals the Specified Amount plus the Policy's Accumulation Value). The minimum Specified Amount for a policy is generally $500,000 for Insureds ages 20-49 and $250,000 for those who are 50 or older. The Policy provides for a Net Cash Surrender Value that can be obtained through partial withdrawals, Surrender of the Policy, or through policy loans. There is no minimum guaranteed Accumulation Value. AVLIC agrees to keep the Policy in force and provide a Guaranteed Death Benefit during the Guaranteed Death Benefit Period, so long as the Net Policy Funding is equal to or greater than the cumulative monthly pro rata Guaranteed Death Benefit Premiums.

The Policyowner has the right to examine the Policy and return it for a refund for a limited time. (See "Free Look Privilege" page 23.) The initial premium payment will be allocated to the money market Subaccount as of the issue date, for 13 days. After the 13-day period (see page 25), the Accumulation Value will be reallocated to the Investment Options selected by the Policyowner. The Accumulation Value, the duration of the Death Benefit and, if Option B is selected, the amount of the Death Benefit above the Specified Amount, will vary with the investment experience of the selected Investment Options. The Accumulation Value will also be adjusted for other factors, including the amount of charges imposed and the premium payments made. The Policy will continue in force so long as the Net Cash Surrender Value is sufficient to pay certain monthly charges imposed in connection with the Policy or if the Guaranteed Death Benefit is in effect.


The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual funds (collectively, the "Funds"):
Variable Insurance Products Fund and the Variable Insurance Products Fund II, (respectively, "VIPF" and "VIPF II"; collectively "Fidelity Funds"); the Alger American Fund ("Alger American Fund"); MFS Variable Insurance Trust ("MFS Trust"); and Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Fund"). VIPF, which is managed by Fidelity Management & Research Company ("Fidelity") offers the following portfolios: Money Market, Equity-Income, Growth, High Income and Overseas Portfolios. VIPF II, also managed by Fidelity, offers the following portfolios: the Asset Manager, Investment Grade Bond, Asset Manager: Growth , Index 500, and Contrafund Portfolios. The Alger American Fund, which is managed by Fred Alger Management, Inc. ("Alger Management") offers the following portfolios: Alger American Growth, Alger American Income and Growth, Alger American Small Capitalization, Alger American Balanced, Alger American MidCap Growth, and Alger American Leveraged AllCap Portfolios. The MFS Trust, managed by Massachusetts Financial Services Company ("MFS Co.") offers the following portfolios or series in connection with this Policy: MFS Emerging Growth , MFS Utilities, MFS World Governments, MFS Research and MFS Growth With Income. The Morgan Stanley Fund offers the following portfolios in connection with the Policy, all of which are managed by Morgan Stanley Asset Management Inc. (" MSAM"): Emerging Markets Equity, Global Equity, International Magnum, Asian Equity and U.S. Real Estate Portfolios. This prospectus is accompanied by prospectuses for each of the Funds, which describe the investment objectives, policies and risk considerations relating to the respective portfolios. The investment gains or losses of the monies placed in the various portfolio Subaccounts will be experienced by the Policyowner.


Replacing existing insurance with a Policy or purchasing a Policy as a means to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy may not be advantageous.

This Prospectus Must Be Accompanied or Preceded By Current Prospectuses For VIPF, VIPF II, Alger American Fund, MFS Trust and Morgan Stanley Fund.

These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any financial institution; and the securities are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. These securities involve investment risk, including the possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR BY ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE COMMISSION, OR ANY STATE SECURITIES REGULATORY AUTHORITY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please Read This Prospectus Carefully And Retain It For Future Reference.

The Date of This Prospectus is __________, 1997.
                                                                   ENCORE!     1

TABLE OF CONTENTS

Definitions.............................................................      3
Summary.................................................................      6
Ameritas Variable Life Insurance Company and the Account ..............      10
         Ameritas Variable Life Insurance Company......................      10
         Ameritas Variable Life Insurance Company Separate Account V...      10
         Performance Information.......................................      11
         The Funds.....................................................      11
         Investment Objectives and Policies Of The Funds' Portfolios...      12
         Fund Expense Summary..........................................      14
         Addition, Deletion or Substitution of Investments.............      16
         Fixed Account.................................................      16
Policy Benefits........................................................      16
         Purposes of the Policy........................................      16
         Death Benefit Proceeds........................................      17
         Death Benefit Options.........................................      17
         Methods of Affecting Insurance Protection.....................      19
         Duration of Policy............................................      19
         Accumulation Value............................................      19
         Net Cash Surrender Value Bonus................................      20
         Benefits at Maturity..........................................      20
         Payment of Policy Benefits....................................      20
Policy Rights..........................................................      21
         Loan Benefits.................................................      21
         Surrenders....................................................      22
         Partial Withdrawals...........................................      22
         Transfers.....................................................      22
         Systematic Programs...........................................      23
         Free Look Privilege...........................................      23
         Exchange Privilege............................................      23
Payment and Allocation of Premiums.....................................      24
         Issuance of a Policy..........................................      24
         Premiums......................................................      24
         Allocation of Premiums and Accumulation Value.................      25
         Policy Lapse and Reinstatement................................      25
Charges and Deductions.................................................      26
         Deductions From Premium Payments..............................      26
         Charges from Accumulation Value...............................      26
         Surrender Charge..............................................      27
         Daily Charges Against the Account.............................      28
General Provisions.....................................................      29
Distribution of the Policies...........................................      31
Federal Tax Matters....................................................      31
Safekeeping of the Account's Assets....................................      33
Voting Rights..........................................................      33
State Regulation of AVLIC..............................................      34
Executive Officers and Directors of AVLIC..............................      34
Legal Matters..........................................................      35
Legal Proceedings......................................................      35
Experts.................................................................     35
Additional Information.................................................      36
Financial Statements...................................................      36
Ameritas Variable Life Insurance Company Separate Account V............      37

Ameritas Variable Life Insurance Company...............................      47
Appendices.............................................................      64

The Policy, certain funds, and/or certain riders are not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

2     ENCORE!

DEFINITIONS

ACCOUNT - This term refers to Separate Account V, a separate investment account established by AVLIC to receive and invest the Net Premiums paid under the Policy and allocated by the Policyowner to the Account. The Account is segregated from the General Account and all other assets of AVLIC. (See page 10.)

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in the Account, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt. (See page 19.)

ADMINISTRATIVE EXPENSE CHARGE - A charge, which is part of the Monthly Deduction, to cover the cost of administering the Policy. (See page 26.)

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from
the  overall   assets  of  the  Account  to  provide  for  expenses  of  ongoing administrative services to the Policyowners as a group. (See page 28.)

ATTAINED AGE - The Issue Age of the Insured plus the number of complete Policy Years that the Policy has been in force.

AVLIC - Ameritas Variable Life Insurance Company, a Nebraska stock company. AVLIC's Home Office is located at One Ameritas Way (5900 "O" Street) P.O. Box 82550, Lincoln, NE 68501

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the death of the Insured. (See page 29 for "Beneficiary" and "Change of Beneficiary".)

CONTINGENT DEFERRED ADMINISTRATIVE CHARGE - An administrative charge for the underwriting, issuance and initial administration of the Policy that is deducted upon Surrender of the Policy. This charge is part of the Surrender Charge. (See page 27.)

CONTINGENT DEFERRED SALES CHARGE - A sales charge, calculated based on a percentage of premiums received, is deducted upon Surrender of the Policy. This charge is part of the Surrender Charge. (See page 27.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection; this charge may also include a Flat Extra Rating Charge. The Cost of Insurance is calculated with reference to an annual Cost of Insurance Rate. This rate is based on the Insured's sex, Issue Age, policy duration, Specified Amount, and risk class. The Cost of Insurance is part of the Monthly Deduction. (See page 26.)

DECLARED RATE - The interest rate declared by AVLIC to be earned on amounts in the Fixed Account, which AVLIC guarantees to be no less than 3.5%. (See page 16.)

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by AVLIC of Satisfactory Proof of Death of the Insured while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction for the month of death. (See page 17.)

FLAT EXTRA RATING CHARGE - A charge that will be applicable if an Insured is placed into a class that involves a higher mortality risk. Any applicable Flat Extra Rating Charge will be added to the Cost of Insurance Rate and, thus, will be deducted as part of the Monthly Deduction on each Monthly Activity Date.

FIXED ACCOUNT - An account that is a part of AVLIC's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest. (See page 16.)

GENERAL ACCOUNT - The General Account of AVLIC includes all of AVLIC's assets except those assets segregated into separate accounts, such as the Account.

                                                                  ENCORE!     3

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policyowner's last known address. If the Policyowner makes a payment during the Grace Period such that the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deduction, the Policy will not lapse. (See page 25.)

GUARANTEED DEATH BENEFIT PERIOD - The number of years the Guaranteed Death Benefit provision will apply. The period will vary based upon the Insured's Issue Age and rating class. The period ranges from 3 to 25 years. This benefit is provided without an additional policy charge. (See page 17.)

GUARANTEED DEATH BENEFIT PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in force during the Guaranteed Death Benefit Period so long as other policy provisions are met, even if the Net Cash Surrender Value is zero or less. (See page 17.)

INSURED - The person whose life is insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The age of the Insured at the Insured's birthday nearest the Policy Date.

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MATURITY BENEFITS - The amount payable to the Policyowner, if the Insured is living, on the Maturity Date. The Maturity Benefit is the Accumulation Value less any Outstanding Policy Debt. (See page 20.)

MATURITY DATE - The date AVLIC pays any Maturity Benefit to the Policyowner, if the Insured is still living.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any. (See page 26.)

MORTALITY AND EXPENSE RISK CHARGE - a daily charge that is deducted from the overall assets of the Account to provide for the risk that mortality and expense costs may be greater than expected. (See page 28.)

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Surrender Charges and any Outstanding Policy Debt.

NET POLICY FUNDING - Net Policy Funding is the sum of all premiums paid, less any partial withdrawals and less any Outstanding Policy Debt. (See page 24.)

NET PREMIUM - Premium paid less the Percent of Premium Charge (See page 26.)

OUTSTANDING POLICY DEBT - The sum of all unpaid policy loans and accrued interest on policy loans. (See page 21.)

PERCENT OF PREMIUM CHARGE - The amount deducted from each premium received to cover certain expenses, expressed as a percentage of the premium. This charge may include a Premium Charge for Taxes. (See Deductions From Premium Payment, page 26.)

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policyowner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force unless the payments meet the requirements of the Guaranteed Death Benefit. (See page 24.)

POLICY - The Flexible Premium Variable Universal Life Insurance Policy offered by AVLIC and described in this Prospectus.

POLICYOWNER - The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policyowner. A collateral assignee is not the Policyowner.

4     ENCORE!

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: 1) an earlier Policy Date is specifically requested, or 2) unless there are additional premiums or application amendments at time of delivery. (See Issuance of a Policy, page 24.)

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

PREMIUM CHARGE FOR TAXES - This charge, which is part of the Percent of Premium Charge, represents the amount AVLIC considers necessary to pay all premium taxes imposed by the states and their subdivisions and to defray the tax cost due to capitalizing certain policy acquisition expenses as required under applicable Federal tax laws. AVLIC does not expect to derive a profit from the Premium Charge for Taxes.

SATISFACTORY PROOF OF DEATH - Means all of the following must be submitted: (1) A certified copy of the death certificate; (2) A Claimant Statement; (3) The Policy; and (4) Any other information that AVLIC may reasonably require to establish the validity of the claim.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policyowner.

SUBACCOUNT - A subdivision of the Account. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy before the Maturity Date during the Insured's life for the Net Cash Surrender Value.

SURRENDER CHARGE - This charge is assessed against the Accumulation Value of the Policy if the Policy is Surrendered before the 15th Policy Anniversary Date or, in the case of an increase in the Specified Amount, the 15th anniversary of the increase. The Surrender Charge is comprised of the Contingent Deferred Administrative Charge and the Contingent Deferred Sales Charge. (See page 27.)

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive valuation dates, commencing at the close of the New York Stock Exchange ("NYSE") on one valuation date and ending at the close of the NYSE on the next succeeding valuation date.

                                                                   ENCORE!     5

SUMMARY

The following summary of Prospectus information and diagram of the Policy should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy contained in this Prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                                Diagram of Policy


                                PREMIUM PAYMENTS

                       You can vary amount and frequency.


                            DEDUCTIONS FROM PREMIUMS

                        Premium Charge for Taxes - 3.5% *


                                   NET PREMIUM

You direct the net premium to be invested in the Fixed Account or to the separate account which offers twenty six different subaccounts. The twenty six subaccounts invest in the corresponding portfolios (Funds) of the Fidelity Variable Insurance Product Fund, the Fidelity Variable Insurance Products Fund II, the Alger American Fund, the MFS Variable Insurance Trust, or Morgan Stanley Universal Trust.


                             DEDUCTIONS FROM ASSETS

Monthly charge for cost of insurance and cost of any riders.
Monthly charge for administrative expenses $5.00 per month.**

Daily charge,  at an annual rate of .90%*** for Policy Years 1-20,  and 0.65%***
thereafter,   from  the   subaccounts   for  mortality  and  expense  risks  and
administrative expenses. This charge is not deducted from Fixed Account assets.


    LIVING BENEFITS              RETIREMENT BENEFITS           DEATH BENEFITS

Partial  withdrawals   can   Loans may be taken at a net    Generally income tax
be   made   (subject    to   zero  interest  rate  after    free to beneficiary.
certain restrictions). The   ten   years.
death   benefit  will   be                                  Available   as  lump
reduced   by   the  amount   Should  the   policy  lapse    sum  or   under  the
of the partial withdrawal.   while loans are outstanding    five  payment  meth-
                             the  portion  of  the  loan    ods   available   as
Up  to fifteen free trans-   attributable  to   earnings    retirement benefits.
fers   can  be  made  each   will  become  taxable dist-
year   between the Invest-   ributions. (See page 22).
ment  Options.
                             Payment can be taken under
Accelerated payment  of up   one  or  more  of five dif-
to  50%  of  the    lowest   ferent payment options.
scheduled  death   benefit
is  available  under  cer-
tain  conditions to insur-
eds  suffering from termi-
nal illness.

The  policy  may  be  sur-
rendered  at any time  for
its   net cash   surrender
value.

Because     the    company
incurs    expenses   imme-
diately upon  the issuance
of  the  policy   that are
recovered  over  a  period
of years,  a  policy  sur-
render  prior to the  fif-
teenth  anniversary   date
will be assessed  a   sur-
render charge   consisting
of the contingent   defer-
red  sales charge  and the
contingent   deferred  ad-
ministrative   charge. The
charge decreases each year
until  no surrender charge
is  applied   after    the
fifteenth   policy   year.
Increases in coverage
after issue will also have
a    surrender      charge
associated with them. (See
pages 22 and 27).

 *     maximum charge 5.0%
 **    maximum charge $9.00/mo.
 ***   maximum charge 1.15%

6     ENCORE!

THE ISSUER
The Policy is issued by Ameritas Variable Life Insurance Company ("AVLIC"), a Nebraska stock life insurance company. Separate Account V has been established to hold the assets supporting the Policy. The Account has twenty-six Subaccounts which correspond to, and are invested in, the portfolios of the Funds discussed at page 12 of this Prospectus. (See Ameritas Variable Life Insurance Company and the Account, page 10, and The Funds, page 11.) The financial statements for AVLIC and the Account can be found beginning on page 37.

THE POLICY
The Policy, a flexible premium variable universal life insurance policy, allows the Policyowner, within limitations, to choose: (a) the amount and frequency of premium payments; (b) the manner in which the Policyowner's Accumulation Values are invested; and (c) a choice of two Death Benefit options unless the Extended Maturity Option is in effect.

As long as the Policy remains in force, it will provide for: (1) life insurance coverage on the Insured up to age 100; (2) an Accumulation Value; (3) Surrender rights (including partial withdrawals and total Surrenders); (4) policy loan privileges; and (5) a variety of optional benefits and riders that may be added to the Policy for an additional charge or without charge if certain minimum premiums are paid.

PREMIUMS
This Policy differs in two important respects from a conventional life insurance policy. First, the failure to pay a planned periodic premium will not in itself cause the Policy to lapse. Second, a Policy can lapse even if planned periodic premiums have been paid unless the Guaranteed Death Benefit Premium requirements have been met. (See Payment and Allocation of Premiums, page 24.)


AMOUNTS. An initial premium of at least 1/12 of the first year Guaranteed Death Benefit Premium times the number of months between the policy date and issue date, plus one, must be paid in order to put the Policy in force. After the initial premium is paid, unscheduled premiums may be paid in any amount and at any frequency, subject only to the maximum and minimum limitations set by AVLIC and the maximum limitations set by Federal Income Tax Law. AVLIC's current minimum limitation is $45, $15 if paid by automatic bank draft. AVLIC currently has no maximum limitation, other than the current maximum premium limitations established by federal tax laws. AVLIC reserves the right to change any limitation. A Policyowner may also choose a Planned Periodic Premium which may include the minimum cumulative premiums necessary to keep the Guaranteed Death Benefit provision in effect.


A Policy will lapse when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction unless the Guaranteed Death Benefit provision is in effect. A Grace Period of 61 days from the date written notice of lapse is mailed to the Policyowner's last known address will be allowed for the Policyowner to make sufficient payment to keep the Policy in force.

ALLOCATION OF NET PREMIUMS
The Policyowner may select the manner in which the Net Premiums are allocated between the Fixed Account (See Fixed Account, page 16) and to one or more of the Subaccounts. On the Issue Date, Net Premiums are first allocated for 13 days to the Subaccount that invests in VIPF's Money Market Portfolio (See The Funds, page 11.) After the expiration of the refund period, the Accumulation Value will be reallocated to the selected Investment Options. The Policyowner may change the allocation instructions for premiums and may also make a special designation for unscheduled premiums. Subject to certain charges and restrictions, a Policyowner may also transfer amounts among the Investment Options. (See Allocation of Premiums and Accumulation Value, page 25.)


The various Subaccounts available invest in a corresponding portfolio of the Funds. VIPF, which is managed by Fidelity Management & Research Company ("Fidelity") offers the following portfolios: Money Market, Equity-Income, Growth, High Income and Overseas Portfolios. VIPF II, also managed by Fidelity, offers the following portfolios: the Asset Manager, Investment Grade Bond, Asset
Manager: Growth , Index 500, and Contrafund Portfolios. The Alger American Fund, which is managed by Fred Alger Management, Inc. ("Alger Management") offers the following portfolios: Alger American Growth, Alger American Income and Growth, Alger American Small Capitalization, Alger American Balanced, Alger American MidCap Growth, Small Capitalization, Alger American Leveraged AllCap Portfolios. The MFS Trust, managed by Massachusetts Financial Services Company ("MFS Co.") offers the following portfolios or series in connection with this Policy: MFS Emerging Growth , MFS Utilities, MFS World Governments, MFS Research and MFS Growth With Income. The Morgan Stanley Fund offers the following portfolios in connection with the Policy, all of which are managed by Morgan Stanley Asset Management, Inc. ("MSAM"): Emerging Markets Equity, Global Equity, International Magnum, Asian Equity and U.S. Real Estate Portfolios. A summary of the investment objectives for these portfolios is set forth at page 12 of this Prospectus, and detailed objectives of these portfolios are described in the accompanying prospectuses for the Funds. There is no assurance that these objectives will be met. The Policyowner bears the entire investment risk for amounts allocated to the Subaccounts.

                                                                   ENCORE!     7

POLICY BENEFITS
The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the policy is qualified in its entirety by the policy itself, a copy of which is available upon request from AVLIC.

DEATH BENEFIT PROCEEDS While the Policy remains in force, AVLIC will pay the Death Benefit Proceeds to the Beneficiary upon receipt of Proof of Death of the Insured. Death Benefit Proceeds may be paid in a lump sum or in accordance with an optional payment plan.

DEATH BENEFIT OPTIONS
The Policy provides for two Death Benefit options. Under either option, so long as the Policy remains in force, the Death Benefit will not be less than the current Specified Amount of the Policy adjusted for any policy indebtedness. The Death Benefit may, however, exceed the Specified Amount, depending upon the investment experience of the Policy. Death Benefit Option A provides for a level benefit equal to the current Specified Amount of the Policy, unless the Accumulation Value of the Policy on the date of the Insured's death multiplied by the applicable percentage set forth in the Policy is greater, in which case the Death Benefit is equal to that larger amount. Death Benefit Option B provides for a variable Death Benefit equal to the current Specified Amount of the Policy plus the Policy's Accumulation Value on the date of the Insured's death, or if greater, the Accumulation Value of the Policy on the date of the Insured's death multiplied by the applicable percentage set forth in the Policy. (See Death Benefit Options, page 17.)

OPTIONAL INSURANCE BENEFITS
Optional insurance benefits offered under the Policy include: Accelerated Benefit Rider for Terminal Illness (Living Benefit Rider); Accidental Death Benefit Rider; Disability Benefit Rider; Children's Protection Rider; Waiver of Monthly Deductions on Disability Rider; Term Rider for Covered Insured and Guaranteed Insurability Rider. The cost, if any, of these additional insurance riders/benefits will be deducted from the Policy's Accumulation Value as a part of the Monthly Deduction. In addition, the Guaranteed Death Benefit provision is provided without additional cost but requires the described premium payment. The Extended Maturity Option is also provided as part of the Policy and without additional cost. The foregoing riders/benefits are not all available in every state.(See Additional Insurance Benefits, page 30.)

BENEFITS AT MATURITY.
On the Maturity Date of the Policy, if the Insured is still living, the Policyowner will be paid the Net Cash Surrender Value. An Extended Maturity Option is available under the Policy. The Extended Maturity Option, if elected, has the effect of continuing the Policy in force for purposes of providing a benefit at the time of the Insured's death. There is no additional premium for this option, but it must be elected by the Policyowner during the 90 days prior to Maturity Date. (See, Benefits at Maturity, page 20.)

ACCUMULATION VALUE
The Policy's Accumulation Value in the Account will reflect the amount and frequency of premium payments, the investment experience of the chosen Investment Options, policy loans, any partial withdrawals, and any charges imposed in connection with the Policy. The entire investment risk of the Account is borne by the Policyowner. AVLIC does not guarantee a minimum Accumulation Value in the Account. (See Accumulation Value, page 19.) It does guarantee the Fixed Account.

The Policyowner may Surrender the Policy at any time and receive its Net Cash Surrender Value. Subject to certain limitations, the Policyowner may also make a partial withdrawal from the Policy and obtain a portion of the Accumulation Value at any time prior to the Maturity Date. Partial withdrawals will reduce both the Accumulation Value and the Death Benefit payable under the Policy. (See Partial Withdrawals, page 22.) A charge will be deducted from the amount paid upon partial withdrawal. (See Partial Withdrawal Charge, page 28.)

POLICY LOANS. Policy loans, secured by the Accumulation Value of the Policy, are available. After the first Policy Anniversary, the Policyowner may obtain a loan at "regular" loan interest rates, currently 5.5% and which shall not exceed 6% annually.

After the tenth Policy Anniversary, the Policyowner can borrow against a limited amount of the Net Cash Surrender Value of the Policy at the reduced loan rate. This rate is currently 3.5% and shall not exceed 4.0% annually. While the loan is outstanding, the Policyowner earns 3.5% interest on the Accumulation Values securing the loans. (For details concerning policy loan provisions, see page
21.) Policy loans may have tax consequences and will affect earnings and Accumulation Values. (See Federal Tax Matters, page 31.)

8     ENCORE!

CHARGES

PERCENT OF PREMIUM CHARGES. A Premium Charge for Taxes of up to 5% will be deducted from each premium before placing Net Premium in a Subaccount or the Fixed Account. Currently, the Premium Charge for Taxes is 3.5%. (See Deductions From Premium Payments, page 26.)

MONTHLY CHARGES AGAINST THE ACCUMULATION VALUE.
The following monthly charges will be made against the Accumulation Value in the
Account:

a) A monthly Administrative Expense Charge of up to $9.00 may be charged to compensate AVLIC for the continuing administrative costs of the Policy. Currently AVLIC is charging $5.00 per month ($60.00 per year.)

b) A monthly charge for the Cost of Insurance, including the cost for any riders, is also deducted. (See Charges from Accumulation Value, page 26.)

SURRENDER CHARGE. If a Policy is Surrendered prior to the 15th Policy Anniversary Date, or within 15 years of any increase in the Specified Amount, AVLIC will assess a Surrender Charge consisting of the Contingent Deferred Sales Charge and the Contingent Deferred Administrative Charge. In no event shall the Surrender Charge exceed $40 for every $1,000 of Specified Amount. The Contingent Deferred Administrative Charge is an amount per $1,000 of Specified Amount that varies by Issue Age and Sex. (See Surrender Charge, page 27.) Because the Surrender Charge may be significant upon early Surrender, prospective Policyowners should purchase a Policy only if they do not intend to Surrender the Policy for a substantial period.

TRANSFER CHARGE. Fifteen transfers per Policy Year will be permitted free of charge. A $10 administrative charge may be assessed for each additional transfer in that Policy Year. The transfer charge will be deducted from the Accumulation Value, on a pro rata basis. (See Transfer Charge, page 28.)

PARTIAL WITHDRAWAL CHARGE. A maximum charge, not to exceed the lesser of $50 or 2% of the amount withdrawn may be deducted for each partial withdrawal. (Currently, the charge is the lesser of $25 or 2%.) The charge will be deducted from the Accumulation Value as a result of the withdrawal and will compensate AVLIC for the administrative costs of partial withdrawals. No Surrender Charge is assessed on a partial withdrawal and a partial withdrawal charge is not assessed when a Policy is Surrendered. (See Partial Withdrawal Charge, page 28.)

DAILY CHARGES AGAINST THE ACCOUNT. A daily charge at an annual rate not to exceed 1.15% (currently .90% for Policy Years 1-20 and .65% for later Policy Years) of the average daily net assets of each Subaccount, but not the Fixed Account. (See Daily Charges Against the Account, page 28.)

No charges are currently made against the Account for Federal, state or local taxes (which are charged in addition to state premium taxes.) If there is a material change from the expected treatment of AVLIC under Federal, state or local tax laws, AVLIC may determine to make deductions from the Account to pay those taxes. (See Daily Charges Against the Account, page 28.)

In addition, because the Account purchases shares of the Funds, the value of the units in each Subaccount will reflect the net asset value of shares of the various Funds held therein, and therefore, the management fee and other expenses incurred by the Funds. (See The Funds, page 11.)

TAX TREATMENT OF THE POLICY
Like Death Benefits payable under conventional life insurance policies, life insurance proceeds payable under the Policy are generally excludable from the taxable income of the Beneficiary. Should the Policy be deemed a modified endowment contract (see Federal Tax Matters-Tax Status of the Policy, page 32), partial or full Surrenders, assignments, policy pledges, and loans under the Policy will be taxable to the Policyowner to the extent of any gain under the Policy. Generally, a 10% penalty tax also applies to the taxable portion of any distribution prior to the Insured reaching age 59 1/2. (For further detail regarding taxation, see Federal Tax Matters, page 31.)

"FREE-LOOK PRIVILEGE"
The Policyowner is granted a period of time (a "free look period") to examine the Policy and return it for a refund. The Policyowner may cancel the Policy within 45 days after Part I of the application is signed, within 10 days after the Policyowner receives the Policy, or 10 days after AVLIC delivers a notice concerning cancellation, whichever is later. (See Free Look Privilege, page 23.)

                                                                   ENCORE!     9

EXCHANGE PRIVILEGE
During the first 24 months after the Policy Date of the Policy, subject to certain restrictions, the Policyowner may exchange the Policy for a flexible premium adjustable life insurance policy issued and made available for exchange by AVLIC or its affiliates. The policy provisions and applicable charges for the new policy will be based on the same Policy Date and Issue Date as under this Policy. (See Exchange Privilege, page 23.)

AMERITAS VARIABLE LIFE INSURANCE COMPANY AND THE ACCOUNT
AMERITAS VARIABLE LIFE INSURANCE COMPANY

Ameritas Variable Life Insurance Company ("AVLIC") is a stock life insurance company organized in the State of Nebraska. AVLIC was incorporated on June 22, 1983 and commenced business December 29, 1983. AVLIC is currently licensed to sell life insurance in 46 states, and the District of Columbia. AVLIC's financial statements may be found at page 47.

AVLIC is a wholly-owned subsidiary of AMAL Corporation, a Nebraska stock company. AMAL Corporation is a joint venture of Ameritas Life Insurance Corp. ("Ameritas"), which owns a majority interest in AMAL Corporation; and AmerUs Life Insurance Company ("AmerUs Life", formerly known as American Mutual Life Insurance Company), an Iowa stock life insurance company, which owns a minority interest in AMAL Corporation. The Home Offices of both AVLIC and Ameritas are at One Ameritas Way, 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501.

On April 1, 1996 Ameritas consummated an agreement with AmerUs Life whereby AVLIC became a wholly-owned subsidiary of a newly formed holding company, AMAL Corporation. Under terms of the agreement the AMAL Corporation will initially be 66% owned by Ameritas and 34% owned by AmerUs Life. AmerUs Life has options to purchase an additional 15% interest over the next five years if certain production requirements are met.

Ameritas and its subsidiaries had total assets at December 31, 1995 of over $2.4 billion. AmerUs Life and its subsidiaries had total assets as of December 31, 1995 of over $ 4.3 billion.

AVLIC has a rating of A (Excellent) from A.M. Best Company, a firm that analyzes insurance carriers, and a rating of AA ("Excellent") from Standard & Poor's for claims-paying ability. Ameritas enjoys a long standing A+ (Superior) rating from A.M. Best.

Ameritas, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC. This guarantee will continue until AVLIC is recognized by a national rating agency as having a financial rating equal to or greater than Ameritas Life, or until AVLIC is acquired by another insurance company who has a financial rating by a national rating agency equal to or greater than Ameritas and who agrees to assume the guarantee; provided that if AmerUs Life sells its interest in AMAL Corporation to another insurance company who has a financial rating by a national rating agency equal to or greater than that of AmerUs Life, and the purchaser assumes the guarantee, AmerUs Life will be relieved of its obligations under the Guarantee.

Ameritas Investment Corp., the principal underwriter of the policies, may publish in advertisements and reports to Policyowners, the ratings and other information assigned to Ameritas and AVLIC by one or more independent rating services and charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, asset allocations and other investment methods. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of AVLIC. The ratings do not relate to the performance of the Account.

AMERITAS VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT V
Ameritas Variable Life Insurance Company Separate Account V ("the Account") was established under Nebraska law on August 28, 1985. The assets of the Account are held by AVLIC segregated from all of AVLIC's other assets, are not chargeable with liabilities arising out of any other business which AVLIC may conduct, and income, gains, or losses of AVLIC. Although the assets maintained in the Account will not be charged with any liabilities arising out of AVLIC's other business, all obligations arising under the Policies are liabilities of AVLIC who will maintain assets in the Account of a total market value at least equal to the reserve and other contract liabilities of the Account. The Account will at all times contain assets equal to or greater than Accumulation Values invested in the Account. Nevertheless, to the extent assets in the Account exceed AVLIC's liabilities in the Account, the assets are available to cover the liabilities of AVLIC's General Account. AVLIC may, from time to time, withdraw assets available to cover the General Account obligations.

10     ENCORE!

The Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a Division of AVLIC.

PERFORMANCE INFORMATION
Performance information for the Subaccounts of the Account and the Funds available for investment by the Account may appear in advertisements, sales literature, or reports to Policyowners or prospective purchasers. AVLIC may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample insured based on assumptions as to age, sex, and other policy specific assumptions.

AVLIC may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for fund expenses and Policy and Account charges, including the Monthly Deduction, Percent of Premium Charge, and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the funds.

THE FUNDS
There are currently twenty-six Subaccounts within the Account available to Policyowners for new allocations. Each Subaccount of the Account will invest only in the shares of a corresponding portfolio of the VIPF, VIPF II, the Alger American Fund, the MFS Fund and the Morgan Stanley Universal Funds (collectively the "Funds".) Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.

The assets of each portfolio of the Funds are held separate from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this Prospectus. All underlying fund information, including Fund prospectuses, has been provided to AVLIC by the underlying Funds. AVLIC has not independently verified this information. One or more of the Portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. In addition, certain of the portfolios may invest in securities of foreign issuers.


The Leveraged AllCap Portfolio may borrow money to increase its portfolio of securities, and may purchase or sell options and enter into futures contracts on securities indexes to increase gain or to hedge the value of the Portfolio. Certain of the portfolios are permitted to invest a portion of their assets in non-investment grade, high risk debt securities; these portfolios include The High Income, Equity-Income, Asset Manager: Growth, Asset Manager Portfolios of the Fidelity Funds, and the Research Portfolio of the MFS Fund. Certain portfolios are designed to invest a substantial portion of their assets overseas, such as the Overseas Portfolio of VIPF and the International Magnum Portfolio of the Morgan Stanley Fund. Other portfolios invest primarily in the securities markets of emerging nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Emerging Markets Equity and Asian Equity Portfolios of the Morgan Stanley Fund. The Emerging Markets Equity Portfolio may also invest in non-investment grade, high risk debt securities and securities of Russian companies. Investment in Russian companies may involve risks associated with that nation's system of share registration and custody. Securities of non-U.S. issuers (including issuers in emerging nations) may also be purchased by each of the portfolios of the MFS Trust and the Global Equity Portfolio of the Morgan Stanley Fund. Investments acquired by the U.S. Real Estate Portfolio of the Morgan Stanley Fund may be subject to the risks associated with the direct ownership of real estate and direct investments in real estate investment trusts. Further information about the risks associated with investments in each of the Funds and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this Prospectus, should be read carefully and retained.


Each  Policyowner  should   periodically   consider  the  allocation  among  the
Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

                                                                  ENCORE!     11

The Account will purchase and redeem shares from the Funds at net asset value. Shares will be redeemed to the extent necessary for AVLIC to collect charges, pay the Surrender Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as requested by Policyowners. Any dividend or capital gain distribution received from a portfolio of the Funds will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of the Account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing its separate accounts from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.

FIDELITY FUNDS

PORTFOLIO                  INVESTMENT POLICIES                                     OBJECTIVE

Money Market1              High-quality U.S. dollar denominated money market       Seeks to obtain as high a level of current
                           instruments of domestic and foreign Issuers.            income as is consistent with preserving
                           (Commercial Paper, Certificate of Deposit.)             capital and providing liquidity.


Equity-Income1             At least 65% in income producing common or preferred    Seeks reasonable income by investing primarily
                           stock.  The remainder will normally be invested in      in income producing equity securities.  The goal
                           convertible and non-convertible debt obligations.       is to achieve a yield in excess of the composite
                                                                                   yield of the Standard & Poor's 500 Composite
                                                                                   Stock Price Index.

Growth1                    Portfolio purchases normally will be common stocks of   Seeks to achieve capital appreciation by
                           both  well-known established companies and smaller,     investing primarily in common stocks.
                           less-known companies,  although the investments  are
                           not  restricted  to any one  type   of   security.
                           Dividend income will only be  considered  if it might
                           have an effect on stock values.

High Income1               At  least  65%  in  income   producing  debt            Seeks to obtain a high level of current income
                           securities and preferred stocks, up to 20% in common    by investing in high income producing lower-
                           stocks  and other  equity securities,  and up to 15%    rated debt securities (sometimes called "junk
                           in securities  subject to restriction on resale.        bonds"), preferred stocks including covertible
                                                                                   securities and restricted securities.

Overseas1                  At  least  65%  invested  in  securities  of  issuers   Seeks long-term growth of capital primarily
                           outside  of  North America.  Most issuers will be       through investments in foreign securities.
                           located in developed  countries in the Americas, the
                           Far East  and  Pacific  Basin,  Scandinavia  and
                           Western Europe.  While  the primary purchases will be
                           common stocks, all types of securities may be
                           purchased.

Asset Manager2             Equities (Growth, High Dividends, Utility),  bonds      Seeks to obtain high total return with reduced
                           (Government, Agency, Mortgage  backed,  Convertible     risk over the long term by allocating its assets
                           and Zero Coupon) and money  market  instruments.        among domestic and foreign stocks, bonds, and
                                                                                   short-term fixed-income securities.

Investment                 A portfolio of investment grade fixed-income            Seeks as high a level of current income as is
Grade Bond2                securities with a dollar weighted average maturity      consistent with the preservation of capital.
                           of less than ten years.

Asset Manager:             Focuses on stocks for high potential returns but also   Seeks to maximize total return by allocating its
Growth2                    purchases bonds and short-term instruments.             assets among foreign and domestic stocks, bonds,
                                                                                   short-term instruments and other investments.

Index 500 2                At least 80% (65% if fund assets are below              Seeks investment results that correspond to the
                           $20 million) in equity securities of companies that     total return of common stocks of companies that
                           compose the Standard & Poor's 500.  Also purchases      compose the Standard & Poor's 500.
                           short-term debt securities for cash management
                           purposes and uses various investment techniques, such
                           as futures contracts, to adjust its exposure to the
                           Standard & Poor's 500.

Contrafund2                Portfolio  purchases will normally be common stock or   Seeks long-term capital appreciation.
                           securities convertible into common stock of companies
                           believed to be undervalued due to an overly
                           pessimistic appraisal by the public.


         1 VIPF
         2 VIPF II

12     ENCORE!

ALGER
AMERICAN FUND

PORTFOLIO                  INVESTMENT POLICIES                                      OBJECTIVE

Growth                     The  Portfolio  will  invest its assets in  companies    Seeks long-term capital appreciation.
                           whose securities are traded on domestic stock
                           exchanges or in the  over-the-counter market. Except
                           during temporary defensive periods, the Portfolio will
                           invest at least 65% of its total assets in the
                           securities of companies that have a  total market
                           capitalization of $1 billion or greater.

Income and                 The  Portfolio  attempts  to  invest  100%  of its       Seeks to provide a high level of dividend
Growth                     assets, and except during temporary defensive periods,   income to the extent consistent with prudent
                           it is a fundamental policy of the Portfolio to           investment management.  Capital appreciation
                           invest at least 65% of its total assets in dividend      is a secondary objective of the Portfolio.
                           paying equity securities.


Small Capitalization       Except during temporary defensive periods, the           Seeks long-term capital appreciation.
                           Portfolio invest at least 65% of its total assets in
                           equity securities of companies that, at the time of
                           purchase of the securities, have total market
                           capitalization within the range of companies
                           included in the Russell 2000 Growth Index, updated
                           quarterly.  The Portfolio may invest up to 35% of its
                           total assets in equity securities of  companies that,
                           at the time of purchase, have total market
                           capitalization outside the range of companies
                           included in the Russell 2000 Growth Index and in
                           excess of that amount (up to 100% of its assets)
                           during temporary defensive periods.

Balanced                   The Portfolio will invest its assets in common stocks    Seeks current income and long-term capital
                           and investment grade preferred  stock  and  debt         appreciation by investment in common stocks
                           securities  as  well  as  securities  convertible        and fixed income securities, with emphasis
                           into common stocks.  Except during defensive periods,    on income producing securities which appear to
                           it is anticipated that 25% of the portfolio assets       have some potential for capital appreciation.
                           will be invested in fixed income senior securities.

MidCap Growth              Except during temporary defensive periods, the           Seeks long-term capital appreciation.
                           Portfolio invests at least 65% of its total assets in
                           equity securities of companies that, at the time of
                           purchase of the securities, have total market
                           capitalization within the range of companies included
                           in the S&P MidCap 400 Index, updated quarterly.
                           The S&P MidCap 400  Index is designed to track the
                           performance of medium capitalization companies.  The
                           Portfolio may invest up to 35% of its  total assets
                           in securities that, at the time of purchase, have
                           total market capitalization outside the range of
                           companies included in the S&P MidCap 400 Index and in
                           excess of that amount (up to 100% of its assets)
                           during temporary defensive periods.

Leveraged AllCap           Invests  at least 85% of net assets in equity            Seeks long-term capital appreciation.
                           securities of companies of any size, except during
                           defensive  periods.  May  purchase  put and call
                           options and sell covered  options to  increase  gain
                           and to hedge.  May enter into  futures contracts and
                           purchase and sell options on  these  futures
                           contracts.  May also borrow money for purchase of
                           additional securities.



MFS FUNDS
PORTFOLIO                  INVESTMENT POLICIES                                      OBJECTIVE

Emerging Growth Series     At least 80% normally will be invested  in equity        Seeks to provide long-term capital growth;
                           securities of emerging growth companies.  Up to 25%      dividend and interest income is incidental.
                           may be invested in  foreign  securities not including
                           ADRs.

Utilities Series           At least 65%, but up to 100%  normally will be           Seeks capital growth and current income (above
                           invested  in  equity and debt securities of both         that available from a portfolio invested
                           domestic and foreign companies in the  utilities         entirely in equity securities).
                           industry.  Normally,   not  more  than  35%  will  be
                           invested  in  equity  and   debt securities of
                           issuers in other industries,  including   foreign
                           securities, emerging market securities and non-dollar
                           denominated securities.

World Governments Series   At least  80%  normally  will be invested  in  debt      Seeks to provide long-term growth of capital and
                           securities.   May invest up to 100%  of  assets  in      future income.
                           foreign securities, including emerging market
                           securities.

Research Series            Invests  in  common  stocks or securities convertible    Seeks to provide long-term growth of capital
                           into common  stocks of companies believed to possess     and future income.
                           better than average prospects for long-term  growth.
                           Up to 10% may be invested in  non-investment
                           grade  debt;  up to 20% may be  invested  in  foreign
                           securities (including emerging market issues.)

Growth With Income Series  At least 65% will  normally  be  invested  in common     Seeks to provide reasonable current income and
                           stocks or  securities convertible into common stocks     long-term growth of capital and income.
                           of companies  believed to have  long-term prospects
                           for growth and  income. Expects  to  invest not  more
                           than 15% in foreign securities (including emerging
                           market issues.)


                                                                  ENCORE!     13

MORGAN STANLEY
FUNDS

PORTFOLIO                  INVESTMENT POLICIES                                      OBJECTIVE

Emerging Markets Equity    Invests primarily in equity securities of emerging       Long-term appreciation.
                           market countries with a focus on those whose economies
                           the portfolio's adviser believes to be developing
                           strongly and in which markets are becoming more
                           sophisticated.

Global Equity              Invests  primarily  in equity  securities  of            Long-term appreciation.
                           issuers through out the world, including  U.S.
                           issuers and emerging market countries, using an
                           approach that is oriented to the selection of
                           individual stocks that the portfolio's adviser
                           believes are undervalued.

International Magnum       Invests  primarily  in equity  securities  of            Long-term appreciation.
                           non-U.S. issuers, generally in accordance with the
                           Morgan Stanley Capital International Europe,
                           Australia, Far East Index, commonly known as the
                           "EAFE Index."

Asian Equity               Invests  primarily  in equity  securities  of            Long-term appreciation.
                           Asian   issuers,    excluding Japan, using an
                           approach that is oriented  to the  selection  of
                           individual stocks, traded on recognized stock
                           exchanges of Asian  countries  and whose  business is
                           conducted   principally  in  Asia,  believed  by  the
                           portfolio's adviser to be undervalued.

U.S. Real Estate           Invests primarily in equity securities of U.S. and       Above-average current income and long
                           non-U.S. companies primarily engaged in the U.S.         term capital appreciation.
                           real estate industry, including real estate
                           investment trusts.


FUND EXPENSE SUMMARY
The information shown below relating to the Funds was provided to AVLIC by the Funds and AVLIC has not independently verified such information. Each of the Funds is managed by an investment advisory organization that is not affiliated with AVLIC. Each such organization is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. The amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1995, was as follows:



PORTFOLIO                     INVESTMENT ADVISORY AND                OTHER EXPENSE                       TOTAL
                                    MANAGEMENT

FIDELITY
Money Market                           .24%                               .09%                           .33%
Equity-Income                          .51%                               .10%                           .61%
Growth                                 .61%                               .09%                           .70%
High Income                            .60%                               .11%                           .71%  (1)
Overseas                               .76%                               .15%                           .91%
Asset Manager                          .71%                               .08%                           .79%  (1)
Investment Grade Bond                  .45%                               .14%                           .59%
Asset Manager:  Growth                 .71%                               .29%                          1.00%  (1, 2)
Index 500                              .00%                               .28%                           .28%  (2)
Contrafund                             .61%                               .11%                           .72%  (1)


ALGER AMERICAN (3)
Growth                                 .75%                               .10%                           .85%
Income and Growth                     .625%                              .125%                           .75%
Small Capitalization                   .85%                               .07%                           .92%
Balanced                               .75%                               .25%                          1.00%
MidCap Growth                          .80%                               .10%                           .90%
Leveraged AllCap                       .85%                               .71%                          1.56%

14     ENCORE!

PORTFOLIO                     INVESTMENT ADVISORY AND                OTHER EXPENSE                       TOTAL
                                    MANAGEMENT

MFS
Emerging Growth                        .75%                               .25%                          1.00%  (4)
Utilities                              .75%                               .25%                          1.00%  (4)
World Governments                      .75%                               .25%                          1.00%  (5)
Research                               .75%                               .25%                          1.00%  (4)
Growth With Income                     .75%                               .25%                          1.00%  (4)


MORGAN STANLEY (6)
Emerging Markets Equity               1.25%                               .50%                          1.75%
Global Equity                          .80%                               .35%                          1.15%
International Magnum                   .80%                               .35%                          1.15%
Asian Equity                           .80%                               .40%                          1.20%
U.S. Real Estate                       .80%                               .30%                          1.10%


(1) A portion of the brokerage commissions the fund paid was used to reduce its expenses. Without this reduction total operating expenses would have been, for High Income: 0.71% (please note there were brokerage commissions paid, but it did not affect the ratio); for Asset Manager 0.81%; for Asset Manager: Growth 1.13%; and for Contrafund: 0.73%.


(2) The fund's expenses were voluntarily reduced by the fund's investment adviser. Absent reimbursement, management fee, other expenses, and total expenses would have been (Index 500 Portfolio) 0.28%, 0.19% and 0.47%, respectively; and (Asset Manager: Growth) 0.71%, 0.42% and 1.13%, respectively.

(3) Alger Management has agreed to reimburse the portfolios to the extent that the annual operating expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively; Alger American Income and Growth, and Alger American Balanced, 1.25%; Alger American Small-Cap, Alger American MidCap, Alger American Leveraged All Cap, and the Alger American Growth, 1.50%. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

(4) MFS Co. has agreed to bear, subject to reimbursement, expenses for each of the Emerging Growth Series, Utilities Series. Research Series, and Growth With Income Series such that each Series' aggregate operating expenses shall not exceed, on an annualized basis, 1.00% of the average daily net assets of the Series from November 2, 1994 through December 31, 1998, and 1.50% of the average daily net assets of the Series from January 1, 1999 through December 31, 2004; provided however, that this obligation may be terminated or revised at any time. Absent this expense arrangement, "Other Expenses" and "Total Operating Expenses" would be 2.16% and 2.91%, respectively, for the Emerging Growth Series; 2.33% and 3.08%, respectively, for the Utilities Series; 3.15% and 3.90%, respectively, for the Research Series; and 20.69% and 21.44%, respectively, for the Growth With Income Series.

(5) MFS Co. has agreed to bear, subject to reimbursement, until December 31, 2004, expenses of the World Governments Series such that the Series' aggregate operating expenses do not exceed 1.00%, on an annualized basis, of its average daily net assets. Absent this expense arrangement, "Other Expenses" and "Total Operating Expenses" for the World Governments Series would be 1.24% and 1.99%, respectively.


(6) This is an estimate of expenses for the fiscal year ending December 31, 1996. MSAM has agreed to a reduction in management fees and to reimburse each portfolio if necessary, if such fees would cause the total annual operating expenses to exceed the percentage indicated.

 ---------------

                                                                  ENCORE!     15

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
AVLIC reserves the right, subject to applicable law, and, if necessary, after notice to and prior approval from the SEC and/or state insurance authorities to make additions to, deletions from, or substitutions for the shares that are held in the Account or that the Account may purchase. The Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by the Policyowners.

AVLIC may, in its sole discretion, also establish additional subaccounts of the Account, each of which would invest in shares corresponding to a new portfolio of the Funds or in shares of another investment company having a specified
investment  objective.  AVLIC  may,  in  its  sole  discretion,   establish  new
subaccounts or eliminate one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Policyowners on a basis to be determined by AVLIC.

If any of these substitutions or changes are made, AVLIC may, by appropriate endorsement, change the Policy to reflect the substitution or change. If AVLIC deems it to be in the best interest of Policyowners, and subject to any approvals that may be required under applicable law, the Account may be operated as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AVLIC separate accounts. To the extent permitted by applicable law, AVLIC may also transfer the assets of the Account associated with the Policies to another separate account. In addition, AVLIC may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Account.

The Policyowner will be notified of any material change in the investment policy of any portfolio in which the Policyowner has an interest.

FIXED ACCOUNT
Policyowners may elect to allocate all or a portion of their Net Premium payments to the Fixed Account, and they may also transfer monies between the Account and the Fixed Account. (See Transfers, page 22.)

Payments allocated to the Fixed Account and transferred from the Account to the Fixed Account are placed in the General Account. The General Account includes all of AVLIC's assets, except those assets segregated in the separate accounts. AVLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. AVLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account and interest credited thereto, less any deduction for charges and expenses, whereas the Policyowner bears the investment risk that the declared rate described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act") nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest therein is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account portion of the Policy; however, disclosures regarding the Fixed Account portion of the Policy may be subject to generally applicable provisions of the Federal Securities Laws regarding the accuracy and completeness of statements made in prospectuses.

AVLIC guarantees that it will credit interest at a Declared Rate of at least 3.5%. AVLIC may, at its discretion, set a higher Declared Rate(s.) Each month AVLIC will establish the Declared Rate for the monies transferred or allocated to the Fixed Account that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policyowner will earn interest on the amounts transferred or allocated to the Fixed Account at the Declared Rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the Declared Rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. AVLIC reserves the right to change the declaration practice, and the period for which a Declared Rate will apply.

POLICY BENEFITS
The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policyowner with both lifetime insurance protection to the Policy Anniversary nearest the Insured's 100th birthday and flexibility in connection with the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

16     ENCORE!

The Policyowner is not required to pay scheduled premiums to keep the Policy in force, but may, subject to certain limitations, vary the frequency and amount of premium payments. Moreover, the Policy allows a Policyowner to adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount will increase the Guaranteed Death Benefit Premium required. If the Specified Amount is decreased, however, the Guaranteed Death Benefit Premium will not decrease. Thus, as insurance needs or financial conditions change, the Policyowner has the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of the Account. Thus the Policyowner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of the Account. AVLIC agrees to keep the Policy in force during the Guaranteed Death Benefit Period and provide a Guaranteed Death Benefit so long as Net Policy Funding is equal to or greater than the cumulative monthly pro rata Guaranteed Death Benefit Premium. In certain instances, this Net Policy Funding will not, after the payment of Monthly Deductions, generate positive Net Cash Surrender Values.

DEATH BENEFIT PROCEEDS
As long as the Policy remains in force, AVLIC will, upon Satisfactory Proof of Death, pay the Death Benefit Proceeds of the Policy in accordance with the Death Benefit option in effect at the time of the Insured's death. The amount of the Death Benefits payable will be determined at the end of the valuation period during which the Insured's death occurred. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See Payment Options, page 20.)

Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed. If no Beneficiary is chosen, the proceeds will be paid to the Policyowner or the Policyowner's estate.

DEATH BENEFIT OPTIONS
The Policy provides two Death Benefit options, unless the Extended Maturity Option is in effect. If the Extended Maturity Option is in effect, the Death Benefit will be the Accumulation Value. (See Benefits at Maturity, page 20.) The Policyowner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See Policy Lapse and Reinstatement, page 25.) The minimum initial Specified Amount is generally $500,000 for Insureds ages 20-49 and $250,000 for those who are 50 or older. Defined differences, illustrated by graphic illustrations are as follows:

OPTION A.

(Omitted graph illustrates payout under Death Benefit Option A, specifically by showing the relationships over time, between the Specified Amount and the Accumulation Value.)


     Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value on the date of death. The applicable percentage is 250% for Insureds with an attained age 40 or younger on the policy anniversary prior to the date of death. For Insureds with an attained age over 40 on that policy anniversary, the percentage declines. For example, the percentage at age 40 is 250%, at age 50 is 185%, at age 60 is 130%,

                                                                  ENCORE!     17
at age 70 is 115%, at age 80 is 105%, and at age 90 is 100%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policyowners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.


OPTION B.

(Omitted graph illustrates payout under Death Benefit Option B, specifically by showing the relationships over time, between the Specified Amount and the Accumulation Value.)

     Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value on the date of death. The applicable percentage is the same as under Option A: 250% for Insureds with an attained age 40 or younger on the policy anniversary prior to the date of death, and for Insureds with an attained age over 40 on that policy anniversary the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount.) Policyowners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit Option may be changed once per year after the first policy year by sending AVLIC a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by AVLIC. A change may have Federal Tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on net amount at risk (i.e. the amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date). Changing from Option B to Option A will generally decrease the net amount at risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B will generally result in an increase in the Cost of Insurance over time because the Cost of Insurance Rate will increase with the Insured's age, and the net amount at risk will generally remain level. If, however, the change was from Option B to Option A, the Cost of Insurance Rate may be different for the increased Death Benefit. On a change from Option A to Option B, the Specified Amount will decrease so that the Cost of Insurance Rate may be different. (See Charges and Deductions, page 26 and Federal Tax Matters, page 31.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first policy year, a Policyowner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount may affect the Cost of Insurance rate and the net amount at risk, both of which may affect a Policyowner's Cost of Insurance and have Federal Tax consequences. (See Charges and Deductions, page 26 and Federal Tax Matters, page 31.)

18     ENCORE!

Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by AVLIC. The Specified Amount of a Policy may be changed only once per year and AVLIC may limit the size of a change in a Policy Year. The Specified Amount remaining in force after any requested decrease, may not be less than $500,000 for Insureds with an Issue Age of 49 or less and $250,000 for those with an Issue Age of 50 or more in the first three Policy Years. In later Policy Years, the Specified Amount remaining in force following a decrease must be at least $400,000 for Insureds with an Issue Age 20-49 and $200,000 for those with Issue Ages of 50-80. In addition, if following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal Tax Law the decrease may be limited or Accumulation Value may be returned to the Policyowner at the Policyowner's election, to the extent necessary to meet these requirements. (See Premiums, page 24.)

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, a written supplemental application must be submitted. AVLIC may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to effect the requested increase. (See Premiums upon Increases in Specified Amount, page 25.) The minimum amount of any increase is $25,000, and an increase cannot be made if the Insured's attained age is over 80. An increase in the Specified Amount will also increase Surrender Charges. An increase in the Specified Amount during the time the Guaranteed Death Benefit provision is in effect will increase the respective premium requirements. (See Charges and Deductions, page 26.)

METHODS OF AFFECTING INSURANCE PROTECTION
A Policyowner may increase or decrease the pure insurance protection provided by a Policy - the difference between the Death Benefit and the Accumulation Value - in several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have Federal Tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction or if the Guaranteed Death Benefit provision is in effect. (See Charges from Accumulation Value, page 26.) Where, however, the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policyowner, the Policy will lapse and terminate without value. (See Policy Lapse and Reinstatement, page 25.)

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the net premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. A Policyowner may at any time Surrender the Policy and receive the Policy's Net Cash Surrender Value. (See Surrenders, page 22.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See Allocation of Premiums and
Accumulation Value, page 25.) Thereafter, on each Valuation Date, the Accumulation Value of a Policy will equal:

(a) The aggregate of the values attributable to the Policy in each of the Subaccounts on the Valuation Date, determined for each Subaccount by multiplying the Subaccount's unit value by the number of Subaccount units allocated to the Policy; plus

(b)  The value of the Fixed Account; plus

(c) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus

(d)  Any Net Premiums received on that Valuation Date; plus

(e)  Any amounts credited as Net Cash Surrender Value Bonus; less

(f)  Any partial withdrawal, and its charge, made on that Valuation Date; less

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(g)  Any Monthly Deduction to be made on that Valuation Date; less

(h)  Any federal or state income taxes charged against the Accumulation Value.

In computing the Policy's Accumulation Value, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges) but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals, on the Valuation Date. Because the Accumulation Value is dependent upon a number of variables, a Policy's Accumulation Value cannot be predetermined.

NET CASH SURRENDER VALUE BONUS
Beginning with the twenty-first Policy Anniversary, a bonus equal to .25% of the Net Cash Surrender Value will be credited to the Fixed Account and/or the Subaccounts on each policy anniversary, provided that the Net Cash Surrender Value of the Policy on the Policy Anniversary is at least $500,000. This bonus is not guaranteed. The bonus will be credited to the Fixed Account and/or the Subaccounts based on the premium allocation percentages in effect at that time.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount shall be calculated by (i) multiplying the per share net asset value of the corresponding Fund portfolio on the Valuation Date times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus (ii) a charge not exceeding an annual rate of .90% for mortality and expense risk; minus (iii) a charge not exceeding an annual rate of .25% for administrative service expenses; and (iv) dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date. (See Daily Charges Against the Account, page 28.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

BENEFITS AT MATURITY
If the Insured is living, AVLIC will pay the Accumulation Value of the Policy, less Outstanding Policy Debt ("Maturity Benefits") on the Maturity Date to the Policyowner. The Policy will mature on the Policy Anniversary Date nearest the Insured's 100th birthday, if living, unless the maturity has been extended by election of the Extended Maturity Option. The Extended Maturity Option, if elected, has the effect of continuing the Policy in force for purposes of providing a benefit at the time of the Insured's death. The Death Benefit will be the Accumulation Value. The Extended Maturity Option does not, however, extend the Maturity Date for purposes of determining benefits under any other option or rider. Once the Extended Maturity Option becomes effective, no further premium payments will be accepted and no deduction will be made for Cost of Insurance or riders. As long as the policy continues in force, all other policy provisions will remain in effect. Interest on policy loans will continue to accrue and become part of the Outstanding Policy Debt.

There is no extra premium for the Extended Maturity Option, but it must be elected by submitting a written request to AVLIC during the 90 days prior to Maturity Date. The Extended Maturity Option is not available in all states. Further, the Internal Revenue Service has not issued a ruling regarding its tax consequences.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after AVLIC receives Satisfactory Proof of Death. Maturity Benefits will ordinarily be paid within seven days of receipt of a written request. Payments may be postponed in certain circumstances. (See Postponement of Payments, page 30.) The Policyowner may decide the form in which Death Benefit Proceeds or Maturity Benefits will be paid. During the Insured's lifetime, the Policyowner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, AVLIC will pay Death Benefit Proceeds or Accumulation Value Benefit in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the death of the Insured, the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS OR MATURITY BENEFITS ("POLICY PROCEEDS".) The minimum amount of each payment is $100. If a payment would be less than $100, AVLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Policy Proceeds will be transferred to AVLIC's General

20     ENCORE!

Account. AVLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

OPTION AI--INTEREST PAYMENT OPTION. AVLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by AVLIC.

OPTION AII--FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount AVLIC holds runs out.

OPTION B--FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

OPTION C--LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

OPTION D--JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds or Maturity Benefits may be paid in any other manner approved by AVLIC. Further, one of AVLIC's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policyowner using the rules set out above.

POLICY RIGHTS

LOAN BENEFITS
LOAN PRIVILEGES. After the first Policy Anniversary Date, the Policyowner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or, as described below, reduced loan rates. Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while the Insured is living, prior to the Maturity Date. Policyowners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions and any interest on policy loans that will be due for the remainder of the Policy Year. Loans may have a tax consequence. (See Federal Tax Matters, page 31.)

INTEREST. AVLIC charges interest to Policyowners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular policy loans is 5.5%. After the tenth Policy Anniversary Date, the Policyowner may borrow each year a limited amount of the Net Cash Surrender Value of the Policy at a reduced interest rate. Interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is 10% of the Net Cash Surrender Value as of the most recent Policy Anniversary Date, plus any loan previously made at a reduced loan rate. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policyowner earns 3.5% interest on the Accumulation Values securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the indebtedness. The Accumulation Value transferred will be allocated from the Investment Options in accordance with the instructions given when the loan is requested. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. If loan interest is not paid when due in any Policy Year, on the Policy Anniversary thereafter, AVLIC will add the interest due to the principal amount of the Policy loan. This loan interest due will be transferred from the Investment Options as set out above. No charge will be imposed for these transfers. A policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid. Policy loans will also affect Net Policy Funding for determining whether the Guaranteed Death Benefit provision is met.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of indebtedness, the portion of the repayment allocated in accordance with the repayment of indebtedness provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all policy loans and accrued interest on policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Surrender Charge and any Accrued Expense
                                                                  ENCORE!     21

Charges, the Policyowner must pay the excess. AVLIC will send a notice of the amount which must be paid. If the Policyowner does not make the required payment within the 61 days after AVLIC sends the notice, the Policy will terminate without value ("lapse".) Should the policy lapse while policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. A Policyowner may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should a substantial reduction be experienced, the Policyowner may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid policy lapse. A lapsed Policy may later be reinstated. (See Policy Lapse and Reinstatement, page 25.)

REPAYMENT OF INDEBTEDNESS. Unscheduled premiums paid while a policy loan is outstanding are treated as repayment of indebtedness only if the Policyowner so requests. As indebtedness is repaid, the Accumulation Value in the General Account securing the indebtedness repaid will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS
At any time during the lifetime of the Insured and prior to the Maturity Date, the Policyowner may partially withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to AVLIC. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period during which the Surrender request is received at AVLIC's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See Postponement of Payments, page 30.) Surrenders may have tax consequences. Once a policy is Surrendered, it may not be reinstated. (See Tax Treatment of Policy Proceeds, page 32.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to AVLIC along with the request. AVLIC will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policyowner may elect to have the amount paid in a lump sum or under a payment option. (See Payment Options, page 20.)

PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. The Net Cash Surrender Value after a partial withdrawal must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to the instructions of the Policyowner when the withdrawal is requested, provided that the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection under the Policy. (See Monthly Deduction - Cost of Insurance, page 26 and Death Benefit Options--Methods of Affecting Insurance Protection, page 19.) If Option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

The Specified Amount remaining in force after a partial withdrawal may not be less than $500,000 for Insureds with an Issue Age of 49 or less, and $250,000 for those with an Issue Age of 50 or more in the first three Policy Years. In later Policy Years, the Specified Amount remaining in force following a partial withdrawal must be at least $400,000 for Insureds with an Issue Age of 20-49 and $200,000 for those with Issue Ages of 50-80. Any request for a partial withdrawal that would reduce the Specified Amount below this amount will not be implemented. A fee not to exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See Partial Withdrawal Charge, page 28.) Partial withdrawals will also affect Net Policy Funding for determining whether the Guaranteed Death Benefit provision is met.

TRANSFERS
Accumulation Value may be transferred among the Subaccounts of the Account and to the Fixed Account as often as desired. Transfers out of the Fixed Account may only be made during the 30 day period following the Policy Anniversary Date, as noted below. The transfers may be ordered in person, by mail or by telephone. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first fifteen transfers per Policy Year will be permitted free of charge. Thereafter, a transfer charge of $10 may be imposed each additional time amounts are transferred and will be deducted from

22     ENCORE!

the Accumulation Value on a pro rata basis. (See Transfer Charge, page 28.) Additional restrictions on transfers may be imposed at the fund level. Transfers resulting from policy loans or exercise of the exchange privilege will not be subject to a transfer charge.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, may be made only during the 30 day period following the Policy Anniversary Date in any Policy Year. However, transfers out of the Fixed Account are limited to the greater of (i) 25% of the Fixed Account attributable to the Policy; (ii) the largest transfer made by the Policyowner out of the Fixed Account during the last 13 months; or (iii) $1,000.

The privilege to initiate transactions by telephone will be made available to Policyowners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers. Policyowners who do not wish to authorize AVLIC to accept telephone transactions from their registered representative must so specify on the application. AVLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, AVLIC may be liable for any losses due to unauthorized or fraudulent instructions. The procedures AVLIC follows for transactions initiated by telephone include, but are not limited to, requiring the Policyowner to provide the policy number at the time of giving transfer instructions; AVLIC's tape recording of all telephone transfer instructions; and the provision, by AVLIC, of written confirmation of telephone transactions.

SYSTEMATIC PROGRAMS
AVLIC may offer systematic programs as discussed below. These programs will be subject to administrative guidelines established by AVLIC from time to time. Transfers of Accumulation Value made pursuant to these programs will be counted in determining whether the transfer fee applies. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, the Policyowner can instruct AVLIC to reallocate Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis, in accordance with allocation instructions specified by the Policyowner.


DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, the Policyowner can instruct AVLIC to automatically transfer, on a systematic basis, a predetermined amount or percentage specified by the Policyowner from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). When dollar cost averaging is permitted from the Fixed Account, no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established may be transferred each month.


EARNINGS SWEEP. Permits systematic redistribution of earnings among Investment Options.

The Policyowner can request participation in the available programs when purchasing the Policy or at a later date. The Policyowner can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. AVLIC reserves the right to modify, suspend or terminate such programs at any time. Use of Systematic Programs may not be advantageous, and does not guarantee success.

FREE-LOOK PRIVILEGE
The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, within 10 days after AVLIC delivers a notice of the Policyowner's right of cancellation, or within 45 days of completing Part I of the application, whichever is later. The amount of the refund is the sum of all charges deducted from premiums paid, plus the net premiums allocated to the Investment Options adjusted by investment gains and losses, if allowed by state law. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, the Policyowner should mail or deliver it to AVLIC at the Home Office. A refund of premiums paid by check may be delayed until the check has cleared the Policyowner's bank. (See Postponement of Payments, page 30.)

EXCHANGE PRIVILEGE
During the first 24 Policy Months after the Policy Date of the Policy, the Policyowner may exchange the Policy for a flexible premium adjustable life insurance policy approved for exchange and issued by AVLIC or an affiliate. No new evidence of insurability will be required.

The Policy Date, Issue Age and rate class for the Insured will be the same under the new Policy as under the old. In addition, the policy provisions and applicable charges for the new Policy and its riders will be based on the same Policy Date and Issue Age as under the Policy. Accumulation values for the exchange and payments will be established after making adjustments

                                                                  ENCORE!     23
for investment gains or losses and after recognizing variance, if any, between payment or charges, dividends or Accumulation Values under the flexible contract and under the new Policy. The Policyowner may elect either the same Specified Amount or the same net amount at risk for the new Policy as under the old.

To make the change, the Policy, a completed application for exchange and any required payment must be received by AVLIC. The exchange will be effective on the valuation date when all financial and contractual arrangements for the new Policy have been completed.

PAYMENT AND ALLOCATION OF PREMIUMS
ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to AVLIC's Home Office (One Ameritas Way, 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501.) A Policy will generally be issued only to individuals 20-80 years of age on their nearest birthday who supply satisfactory evidence of insurability to AVLIC. Acceptance is subject to AVLIC's underwriting rules, and AVLIC reserves the right to reject an application for any reason.

The Policy Date is the effective date of coverage for all coverage applied for in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: 1) an earlier Policy Date is specifically requested, or 2) when additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be when it is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by AVLIC in its Home Office, the Issue Date will be the date the Policy is mailed to the Policyowner or sent to the agent for delivery to the Policyowner. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt, Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received and available to AVLIC, and the application amendments are received and reviewed in AVLIC's Home Office. On the Issue Date, the initial premium payment will be allocated to the Money Market Subaccount for 13 days. After the expiration of the 13-day period, the Accumulation Value will be reallocated to the Investment Options as selected by the Policyowner.

Interim conditional insurance coverage may be issued prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The amount of the interim coverage is limited to the smaller of (a) the amount of insurance applied for, (b) $100,000, or (c) $25,000 if the proposed Insured is over age 60 at his nearest birthday.

PREMIUMS
No insurance will take effect before the initial premium payment is received by AVLIC in Federal Funds. The initial premium payment must be at least 1/12 of the first year Guaranteed Death Benefit Premium times the number of months between the Policy Date and the Issue Date, plus one. Subsequent premiums are payable at AVLIC's Home Office. A Policyowner has flexibility in determining the frequency and amount of premiums. However, unless the Policyowner has paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charges, the Policy may have a zero Net Cash Surrender Value and lapse. AVLIC agrees to keep the Policy in force during the Guaranteed Death Benefit Period and provide a Guaranteed Death Benefit so long as Net Policy Funding is equal to or greater than the cumulative monthly pro rata Guaranteed Death Benefit Premium. In certain instances, this Net Policy Funding will not, after the payment of Monthly Deductions, generate positive Net Cash Surrender Values.

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued each Policyowner may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. The Planned Periodic Premium schedule may include the Guaranteed Death Benefit Premium. The Policyowner is not required to pay premiums in accordance with this schedule. The Policyowner has considerable flexibility to alter the amount and frequency of premiums paid. AVLIC does reserve the right to limit the number and amount of additional or unscheduled premium payments.

Policyowners can also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Home Office, although AVLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the
Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force unless the Guaranteed Death Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See Duration of the Policy, page 19.) Unless the Guaranteed Death Benefit provision is in effect, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See Policy Lapse and Reinstatement, page 25.)

PREMIUM LIMITATIONS. AVLIC's current minimum limitation is $45, $15 if paid by automatic bank draft. AVLIC currently has no maximum limitation, other than the current maximum premium limitations established by federal tax laws. AVLIC

24     ENCORE!

reserves the right to change any limitation. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limitations established by federal tax laws. (See Tax Status of the Policy 32.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, AVLIC will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by law. AVLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policyowner, an additional premium payment may be required. AVLIC will notify the Policyowner of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE
ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner allocates Net Premiums to one or more Subaccounts or to the Fixed Account. Allocations will be automatically allocated to the Money Market Subaccount unless the Policyowner specifies in the application that allocations are to be made to other Subaccounts. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Home Office. If there is any Outstanding Policy Debt at the time of a payment, AVLIC will treat the payment as a premium payment unless otherwise instructed in proper written notice.

On the Issue Date, the initial premium payment will be allocated to the Money Market Subaccount for 13 days. Thereafter, the Accumulation Value will be reallocated to the Investment Options as selected by the Policyowner. Premium payments received by AVLIC prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by AVLIC for the period from the date the payment has been converted into Federal Funds and is available to AVLIC. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and the Policyowner bears the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. Policyowners should periodically review their allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT
LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment unless the Guaranteed Death Benefit provision is in effect. The Grace Period is 61 days from the date AVLIC mails a notice that the grace period has begun. AVLIC will notify the Policyowner at the beginning of the Grace Period by mail addressed to the last known address on file with AVLIC.

The notice will specify the premium required to keep the Policy in force. The required premium will be equal to the greater of the amount necessary to cover the Monthly Deductions and Percent of Premium Charges for the three Policy Months after commencement of the Grace Period, or the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement above zero. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Insured dies during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See Charges and Deductions, page 26.)

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period, but before the Maturity Date. Reinstatement will be effected based on the Insured's rating class at the time of the reinstatement.

Reinstatement is subject to the following:
a. Evidence of insurability of the Insured satisfactory to AVLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);

b. Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;

                                                                  ENCORE!     25

c. The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;

d. The minimum premium required at reinstatement is the greater of:

   (1) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; or

   (2)   three times the current Monthly Deduction.

The amount of Accumulation Value on the date of reinstatement will be equal to the amount of the Net Cash Surrender Value on the date of lapse, increased by the premium paid at reinstatement, less the Percent of Premium Charges and the amounts stated above, plus that part of the Contingent Deferred Sales Charge and Contingent Deferred Administrative Charge that would apply if the Policy were Surrendered on the date of reinstatement. The last addition to the Accumulation Value is designed to avoid duplicate Surrender Charges. The original Policy Date, and the dates of increases in the Specified Amount (if applicable), will be used for purposes of calculating the Surrender Charge. If any Outstanding Policy Debt was reinstated, that debt will be held in AVLIC's General Account. Accumulation Value calculations will then proceed as described under "Accumulation Value" on page 19.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by AVLIC of the application for reinstatement.

CHARGES AND DEDUCTIONS
Charges will be deducted in connection with the Policy to compensate  AVLIC for:
(1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and
(4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

DEDUCTIONS FROM PREMIUM PAYMENTS
SALES CHARGE. There are no sales charges deducted from premium payments in connection with the Policy. The Policy is, however, subject to a Contingent Deferred Sales Charge if the Policy is surrendered. (See "Surrender Charge" on page 27.)

PREMIUM CHARGE FOR TAXES. A deduction of up to 5% of the premium is made from each premium payment to pay applicable taxes; currently the charge is 3.5%. The deduction represents an amount AVLIC considers necessary to pay all premium taxes imposed by the states and their subdivisions, and to defray the tax cost due to capitalizing certain policy acquisition expenses as required under applicable Federal tax laws. (See Federal Tax Matters page 31.) AVLIC does not expect to derive a profit from the Premium Charge for Taxes.

CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTION. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate AVLIC for administrative expenses and insurance provided. These charges will be allocated among the Subaccounts, and the Fixed Account on a pro rata basis. Each of these charges is described in more detail below.

ADMINISTRATIVE EXPENSE CHARGE. To compensate AVLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy, the Monthly Deduction includes a $9.00 per policy charge (currently $5.00.) The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $9.00 per month. AVLIC does not expect to make any profit from the Administrative Expense Charge.

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. AVLIC will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the net amount at risk for each Policy Month. The net amount at risk on any Monthly Activity Date is based on the amount by which the Death Benefit which would have been payable on that Monthly Activity Date exceeds the Accumulation Value on that date.

COST OF INSURANCE RATE. The Annual Cost of Insurance Rate is based on the Insured's sex, Issue Age, policy duration, Specified Amount, and rating class. The rate will vary depending upon tobacco use and other risk factors. For the initial Specified Amount, the Cost of Insurance Rate will not exceed those shown in the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the schedule pages of the Policy. These guaranteed rates are based on the Insured's Attained Age

26     ENCORE!

and are equal to the 1980 Insurance Commissioners Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables. The current rates range between 40% and 100% of the rates based on the 1980 Commissioners Standard Ordinary Tables, based on AVLIC's own mortality experience. Policies issued on a unisex basis are based upon the 1980 Insurance Commissioners Standard Ordinary Table B assuming 80% male and 20% female lives. The Cost of Insurance Rates, Surrender Charges, and payment options for policies issued in Montana and certain other states are on a sex-neutral (unisex) basis. Any change in the Cost of Insurance Rates will apply to all persons of the same age, sex, Specified Amount and rating class and whose policies have been in effect for the same length of time.

If the rating class for any increase in the Specified Amount is not the same as the rating class at issue, the Cost of Insurance Rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the Cost of Insurance Rate as discussed earlier.

The actual charges made during the Policy Year will be shown in the annual report delivered to Policyowners.

RATING CLASS. The rating class of an Insured will affect the Cost of Insurance Rate. AVLIC currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical policy, an Insured in the standard rating class will have a lower Cost of Insurance Rate than an Insured in a rating class with higher mortality risks. If, when issued, a Policy is rated with a tabular extra rating, the guaranteed rate is a multiple of the guaranteed rate for a standard issue. This multiple factor is shown in the Schedule of Benefits in the Policy, and may be from 1.18 to 4 times the guaranteed rate for a standard issue.

Insureds may also be assigned a Flat Extra Rating Charge if appropriate to reflect certain additional risks. The Flat Extra Rating Charge will be added to the Cost of Insurance Rate and thus will be deducted as part of the Monthly Deduction on each Monthly Activity Date.

SURRENDER CHARGE
If a Policy is Surrendered prior to the 15th Policy Anniversary Date, AVLIC will assess a Surrender Charge based upon percentages of the premiums actually paid and a charge per $1,000 of insurance issued based upon sex and Issue Age.

The total Surrender Charge on the initial Specified Amount is made up of two parts, the Contingent Deferred Administrative Charge and Contingent Deferred Sales Charge.

The Contingent Deferred Administrative Charge is an amount per $1,000 of Specified Amount that varies by Issue Age and sex. It is 60% of the maximum Surrender Charge not to exceed $24 per $1,000 of Specified Amount.

The Contingent Deferred Sales Charge will be based upon the actual premiums received. It will be calculated as the lesser of (i) 30% of the premiums received up to the SEC Guideline Premium, plus 10% of the premiums received in excess of the SEC Guideline, up to an amount equal to twice the SEC Guideline Premium, plus 9% of the premiums received in excess of the second SEC Guideline Premium; or (ii) 40% of the maximum Surrender Charge not to exceed $16 per $1000 of Specified Amount.

The Surrender Charge, if applicable, will be applied in accordance with the following schedule. Because the Surrender Charge may be significant upon early Surrender, prospective Policyowners should purchase a Policy only if they do not intend to Surrender the Policy for a substantial period.

 Policy Year      Percent of Surrender            Policy Year             Percent of Surrender
                  Charge maximum that                                   Charge maximum that will
                will apply during Policy                                apply during Policy Year
                          Year
     1-5                 100%                         11                           40%
      6                   90%                         12                           30%
      7                   80%                         13                           20%
      8                   70%                         14                           10%
      9                   60%                         15+                           0%
     10                   50%

                                                                  ENCORE!     27

No Surrender Charge will be assessed upon decreases in the Specified Amount of the Policy or partial withdrawals of Accumulation Value. AVLIC will, however, assess Surrender Charges due to increases in Specified Amount. The Contingent Deferred Sales Charge component of the Surrender Charge on such increases will be assessed based on the premiums allocated to the increase, at the lesser of
(i) 15% of the allocated premiums received up to the SEC Guideline Premium, plus 5% of the allocated premiums received in excess of the SEC Guideline Premium for the increase, up to an amount equal to twice the SEC Guideline Premium for the increase, plus 4.5% of the allocated premiums received in excess of two SEC Guideline Premium(s) for the increase; or (ii) 40% of the maximum Surrender Charge applicable to the increase. The Contingent Deferred Administrative Charge component of the Surrender Charge on increases in the Specified Amount will be assessed as noted above with respect to the initial Specified Amount. It will be based on the Attained Age at the time of the increase and the amount of the increase in the Specified Amount. Surrender Charges in increases in the initial Specified Amount will be applied with respect to Surrenders within 15 years of the date of the increase.

The sales charges applied in any Policy Year are not necessarily related to actual distribution expenses incurred in that year. Instead, AVLIC expects to incur the majority of distribution expenses in the early Policy Years and to recover amounts to pay such expenses over the life of the Policy. To the extent that sales and distribution expenses exceed sales charges in any year, AVLIC will pay such expenses from its other assets or surplus in its General Account, including amounts derived from mortality and expense risk charges, and other charges made under the Policy. AVLIC believes that this distribution financing arrangement will benefit the Account and the Policyowners.

TRANSFER CHARGE. A transfer charge of $10 (guaranteed not to increase) may be imposed for each additional transfer among the Investment Options after fifteen per Policy Year to compensate AVLIC for the costs of effecting the transfer. Since the charge reimburses AVLIC for the cost of effecting the transfer only, AVLIC does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policyowner is invested. The transfer charge will not be imposed on transfers that occur as a result of policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal to compensate AVLIC for the administrative costs in effecting the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required by reason of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). No Surrender Charge is assessed on a partial withdrawal and a partial withdrawal charge is not assessed when a Policy is Surrendered.

DAILY CHARGES AGAINST THE ACCOUNT
A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of the Account to compensate AVLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from the Account is currently at the rate of 0.00245% (equivalent to an annual rate of .90%) for Policy Years 1-4 and 0.001775% (equivalent to an annual rate of .65%) for Policy Years 5-20. After the twentieth year the daily charge will be applied at the rate of 0.001366% (equivalent to an annual rate of .50%) and will not exceed
 .90% of the average daily net assets of the Account. The daily charge will be deducted from the net asset value of the Account, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

AVLIC believes that this level of charge is within the range of industry practice for comparable flexible premium variable universal life policies. The mortality risk assumed by AVLIC is that Insureds may live for a shorter time than assumed, and that an aggregate amount of Death Benefits greater than that assumed accordingly will be paid. The expense risk assumed is that expenses incurred in issuing and administering the policies will exceed the administrative charges provided in the policies.

An Asset Based Administrative Expense Charge will also be deducted from the value of the net assets of the Account on a daily basis. Currently, there is no charge applied for Policy Years 1-4. Thereafter, this charge is applied at a rate of 0.000683% (equivalent to .25% annually) for Policy Years 5-20 and at a rate of 0.000409% (equivalent to .15% annually) for each Policy Year thereafter. The rate of this charge will never exceed .25% annually. No Asset Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.


In addition to the charges against the Account described just above, management fees and expenses will be assessed by Fidelity, Alger, MFS Co. and MSAM against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

28     ENCORE!

AVLIC may receive administrative fees from the investment advisers of certain Funds. AVLIC currently does not assess a separate charge against the Account or the Fixed Account for any Federal, state or local income taxes. AVLIC may, however, make such a charge in the future if income or gains within the Account will incur any Federal, or any significant state or local income tax liability, or if the Federal, state or local tax treatment of AVLIC changes.

GENERAL PROVISIONS
THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by AVLIC. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the policy is qualified in its entirety by the policy itself, a copy of which is available upon request from AVLIC.

CONTROL OF POLICY. The Policyowner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable beneficiary and any assignee of record, all rights, options, and privileges belong to the Policyowner, if living; otherwise to any successor-owner or owners, if living; otherwise to the estate of the last owner to die.

BENEFICIARY. Policyowners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the Policyowner; otherwise to the estate of the Policyowner.

CHANGE OF BENEFICIARY The Policyowner may change the Beneficiary by written request at any time during the Insured's lifetime unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Home Office. AVLIC will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF OWNER OR ASSIGNMENT. In order to change the owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with AVLIC at its Home Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Home Office, and AVLIC will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any indebtedness to AVLIC and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated beneficiary unless an Optional Method of Payment is selected. If no beneficiary survives the Insured, the Death Benefit Proceeds shall be paid in one sum to the Policyowner, if living; otherwise to any successor-owner, if living; otherwise to the Policyowner's estate. Any Death Benefit Proceeds payable on the Maturity Date or upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. The Policy or reinstated Policy is incontestable after it has been in force for two years from the Policy Date (or reinstatement effective date) during the lifetime of the Insured. An increase in the Specified Amount or addition of a rider after the Policy Date shall be incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. However, this two year provision shall not apply to riders with their own contestability provision.

MISSTATEMENT OF AGE AND SEX. If the age or sex of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the Insured's correct age or sex. The Death Benefit Proceeds will be adjusted correspondingly.

SUICIDE. Suicide within two years of the Policy Date is not covered by the Policy unless otherwise provided by a state's Insurance law. If the Insured, while sane or insane, commits suicide within two years after the Policy Date, AVLIC will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding policy debt. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, AVLIC's liability with respect to such increase will only be its total cost of insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.


                                                                  ENCORE!     29

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, policy loans, benefits payable at death or maturity, and transfers may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;
(ii) the Commission by order permits postponement for the protection of Policyowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets; or (iv) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policyowner's bank.

REPORTS AND RECORDS. AVLIC will maintain all records relating to the Account and will mail to the Policyowner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. The Policyowner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS.) Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction. (See Charges From Accumulation Value - Monthly Deduction, page 26.)

ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (LIVING BENEFIT RIDER.) Upon satisfactory proof of terminal illness after the two-year contestable period, (no waiting period in certain states) AVLIC will accelerate the payment of up to 50% of the lowest scheduled Death Benefit as provided by eligible coverages, less an amount up to two guideline level premiums.

Future premium allocations after the payment of the benefit must be allocated to the Fixed Account. Payment will not be made for amounts less than $4,000 or more than $250,000 on all policies issued by AVLIC or its affiliates. AVLIC may charge the lesser of 2% of the benefit or $50 as an expense charge to cover the costs of administration.

Satisfactory proof of terminal illness must include a written statement from a licensed physician who is not related to the Insured or the Policyowner stating that the Insured has a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in the death of the Insured in less than 12 months (6 months in certain states) from the physician's statement. Further, the condition must first be diagnosed while the Policy was in force.

The accelerated benefit first will be used to repay any Outstanding Policy Debt, and will also affect future loans, partial withdrawals, and Surrenders. The accelerated benefit will be treated as a lien against the policy Death Benefit and will thus reduce the Death Benefit Proceeds. Interest on the lien will be charged at the policy loan interest rate. There is no extra premium for this rider.

ACCIDENTAL DEATH BENEFIT RIDER. Provides additional insurance if the Insured's death results from accidental death, as defined in the rider. Under the terms of the rider, the additional benefits provided in the Policy will be paid upon receipt of proof by AVLIC that death resulted directly and independently of all other causes from accidental bodily injuries incurred before the rider terminates and within 91 days after such injuries were incurred.

CHILDREN'S PROTECTION RIDER. Provides for term insurance on the Insured's children, as defined in the rider. Under the terms of the rider, the Death Benefit will be payable to the named beneficiary upon the death of any insured child. Upon receipt of proof of the Insured's death before the rider terminates, the rider will be considered paid up for the term of the rider.

WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER. Provides for the waiver of Monthly Deductions for the Policy and all riders while the Insured is disabled.

GUARANTEED INSURABILITY RIDER. Provides that the Policyowner can purchase additional insurance for the Insured by increasing the Specified Amount of the Policy at certain future dates without evidence of insurability.

30     ENCORE!

DISABILITY BENEFIT PAYMENT RIDER. Provides for the payment by AVLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policyowner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value.

TERM RIDER FOR COVERED INSURED. Provides the rider specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of any Covered Insured, as identified in the rider.

DISTRIBUTION OF THE POLICIES
The principal underwriter for the policies is AIC, a wholly owned subsidiary of AMAL Corporation and an affiliate of AVLIC. AIC is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). AVLIC pays AIC for acting as the principal underwriter under an Underwriting Agreement.

The Policies are sold through Registered Representatives of AIC or other broker-dealers which have entered into selling agreements with AVLIC or AIC. These Registered Representatives are also licensed by state insurance officials to sell AVLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

Under these selling agreements, AVLIC pays commission to the broker-dealers, which in turn pay commissions to the Registered Representative who sells this Policy. During the first Policy Year, the commission may equal an amount up to 95% of the first year target premium paid plus the first year cost of any riders and 2% for premiums paid in excess of the first year target premium. For Policy Years two through four, the commission may equal an amount up to 2% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of
 .25% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered Representatives who meet certain production standards may receive additional compensation. AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker dealer that has entered into a sales agreement with AVLIC or AIC and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

FEDERAL TAX MATTERS
The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax (except premium taxes, see discussion "Premium Charge for Taxes," page 26 ) laws. This discussion is based upon AVLIC's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. AVLIC makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insured, Policyowner or Beneficiary may be altered.

(a) TAXATION OF AVLIC. AVLIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code".) At this time, since the Account is not an entity separate from AVLIC, and its operations form a part of AVLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of the Account are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. AVLIC believes that Account net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

     AVLIC does not currently expect to incur any federal income tax liability attributable to the Account with respect to the sale of the Policies. Accordingly, no charge is being made currently to the Account for federal income taxes. If, however, AVLIC determines that it may incur such taxes attributable to the Account, it may assess a charge for such taxes against the Account.

     AVLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made.) At present, they are not charges against the Account. If there is a material change in state or local tax laws, charges for such taxes attributable to the Account, if any, may be assessed against the Account.



                                                                   ENCORE!    31

(b) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes, which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. AVLIC believes that the Policy meets the statutory definition of a life insurance contract. If the Death Benefit of a Policy is changed, the applicable definitional limitations may change. In the case of a decrease in the Death Benefit, a partial Surrender, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policyowners in order for the Policy to continue complying with the Section 7702 definitional limitations on premiums and Accumulation Values, such distributions will be taxable as ordinary income to the Policyowner (to the extent of any gain in the Policy) as prescribed in Section 7702.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes which causes distributions to be taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.

     Certain benefits the Insured may elect under this Policy may be material changes affecting the 7-pay premium test. These include changes in Death Benefits and changes in the Specified Amount. Should the Policy become a "modified endowment contract" partial or full Surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of any gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution prior to the Insured's age 59 1/2. The 10% penalty tax does not apply if the Insured is disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the Insured or the joint lives of the Insured and Beneficiary. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should one deposit excessive premiums during a policy year, that portion that is returned by the insurance company within 60 days after the policy anniversary will reduce the premiums paid to avoid the Policy becoming a modified endowment contract. A Policyowner should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of the Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.

     AVLIC does not have control over the Funds or their investments. However, AVLIC believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, AVLIC believes that the Policy will be treated as a life insurance contract for federal tax purposes.

     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, the Company reserves the right to modify the Policy as necessary to prevent the Policyowner from being considered the owner of the assets of the Account or otherwise to qualify the Policy for favorable tax treatment.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(c) TAX TREATMENT OF POLICY PROCEEDS. AVLIC believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, AVLIC believes that the Death Benefit payable prior to the original maturity date will be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code and the Policyowner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender. However, in the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution will be taxed in whole or in part as ordinary income (to the extent of gain in the Policy.) See discussion above, "Tax Status of the Policy."


32     ENCORE!

     AVLIC also believes that loans received under a Policy will be treated as indebtedness of the Policyowner and that no part of any loan under a Policy will constitute income to the Policyowner so long as the Policy remains in force, unless the Policy becomes a Modified Endowment Contract. Should the policy lapse while policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

     Except for Policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repeals the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance Policies. Certain transitional rules for existing indebtedness are included in the Health Insurance Act. The transitional rules include a phase-out of the deduction for indebtedness incurred (1) before January 1, 1996, (or) (2) before January 1, 1997, for Policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurs over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 Policies. Policyowners should consult a competent tax advisor concerning the tax implications of these changes for their Policies.

     The right to exchange the Policy for a flexible premium adjustable life insurance policy (See Exchange Privilege, page 23), the right to change owners (See General Provisions, page 29), and the provision for partial withdrawals (See Surrenders, page 22) may have tax consequences depending on the circumstances of such exchange, change, or withdrawal. Upon complete Surrender or when Maturity Benefits are paid, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis"), that are not treated as previously withdrawn by the Policyowner, the excess generally will be taxed as ordinary income.

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policyowner or Beneficiary. In addition, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply.

SAFEKEEPING OF THE ACCOUNT'S ASSETS
AVLIC holds the assets of the Account. The assets are kept physically segregated and held separate and apart from the General Account assets, except for the Fixed Account. AVLIC maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

VOTING RIGHTS
AVLIC is the legal holder of the shares held in the Subaccounts of the Account and as such has the right to vote the shares; to elect Directors of the Funds, to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholders's meeting. To the extent required by law, AVLIC will vote all shares of each of the Funds held in the Account at regular and special shareholder meetings of the Funds in accordance with instructions received from Policyowners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policyowner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policyowners are received and Fund shares held in each Subaccount which do not support Policyowner interests will be voted by AVLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, AVLIC may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. AVLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' Portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, AVLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if AVLIC reasonably disapproves those changes in accordance with applicable federal regulations. If AVLIC does disregard voting instructions, it will advise Policyowners of that action and its reasons for the action in the next annual report or proxy statement to Policyowners.

                                                                  ENCORE!     33

STATE REGULATION OF AVLIC
AVLIC, a stock life insurance company organized under the laws of Nebraska, is subject to regulation by the Nebraska Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of AVLIC and the Account as of December 31 of the preceding year must be filed with the Nebraska Department of Insurance. Periodically, the Nebraska Department of Insurance examines the liabilities and reserves of AVLIC and the Account and certifies their adequacy.

In addition, AVLIC is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The policies offered by the Prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.


EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC
Shows name and position(s) with AVLIC followed by the principal occupations for the last five years.***

LAWRENCE J. ARTH, DIRECTOR, CHAIRMAN OF THE BOARD, PRESIDENT, AND CHIEF EXECUTIVE OFFICER*
Director, Chairman of the Board, and Chief Executive Officer: ALIC**, also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

KENNETH C.  LOUIS, DIRECTOR, EXECUTIVE VICE PRESIDENT*
Director, President and Chief Operating Officer: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

D T DOAN, DIRECTOR AND EXECUTIVE VICE PRESIDENT****
Vice Chairman and President-Insurance Operations: AmerUs Life Insurance Company (formerly known as ("f.k.a.") American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company *****); also serves as officer and/or director of other affiliates of AVLIC; also serves as officer and/or director of other affiliates of AmerUs Life Insurance Company.


ROBERT B. BUSH, DIRECTOR, SENIOR VICE PRESIDENT VARIABLE OPERATIONS AND ADMINISTRATION*
Executive Vice President-Individual Insurance: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC; Senior Vice President, CUNA Mutual Insurance Group; also served as officer and/or director of other subsidiaries and/or affiliates of CUNA.

WAYNE E. BREWSTER, SENIOR VICE PRESIDENT-VARIABLE SALES*
Vice President-Variable Sales: ALIC.

ASHOK CHAWLA, VICE PRESIDENT-FIXED ANNUITY INVESTMENTS****
Senior Vice President - Fixed Income Group: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company); Director-Risk Management:
Providian Corp.;  Assistant Vice President:  Lincoln National Corp.

THOMAS C. GODLASKY, DIRECTOR****
Executive Vice President and Chief Investment Officer: AmerUs Life Holdings, Inc.; Executive Vice President and Chief Investment Officer: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company); Manager-Fixed Income and Derivatives Department: Providian Corporation; also serves as director of an affiliate of AVLIC; also serves as officer and/or director of other affiliates of AmerUs Life Insurance Company.

JOSEPH K. HAGGERTY, ASSISTANT GENERAL COUNSEL**** Senior Vice President and General Counsel: AmerUs Life Holdings, Inc.; Senior Vice President and General
Counsel: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company f.k.a. Central Life Assurance Company*****); Senior Vice President, Deputy General Counsel: I.C.H. Corporation; also serves as an officer to an affiliate of AVLIC, and served as officer and/or director of other subsidiaries and/or affiliates of I.C.H. Corporation; also serves as officer of other affiliates of AmerUs Life Insurance Company.

JAMES R. HAIRE, VICE PRESIDENT AND ACTUARY*
Vice President-Corporate Actuary : ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.


JON C. HEADRICK, TREASURER*
Executive Vice President-Investments and Treasurer: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.


SANDRA K. HOLMES, VICE PRESIDENT-FIXED ANNUITY CUSTOMER SERVICE****
Senior Vice President: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company*****).

34 ENCORE!

KENNETH R. JONES, VICE PRESIDENT-CORPORATE COMPLIANCE AND ASSISTANT SECRETARY* Vice President, Corporate Compliance & Assistant Secretary: ALIC; also serves as officer of other subsidiaries and/or affiliates of ALIC.

NORMAN M. KRIVOSHA, SECRETARY AND GENERAL COUNSEL*
Executive Vice President, Secretary & Corporate General Counsel: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

JOANN M. MARTIN, CONTROLLER*
Senior Vice President-Controller and Chief Financial Officer: ALIC; also serves as officer and/or director of other subsidiaries and/or affiliates of ALIC.

SHEILA SANDY, ASSISTANT SECRETARY****
Manager Annuity Services: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company).

MICHAEL E. SPROULE, DIRECTOR****
Executive Vice President and Chief Financial Officer: AmerUs Life Holdings, Inc.; Executive Vice President and Chief Financial Officer: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company*****); I.C.H. Corporation; also serves as director of an affiliate of AVLIC; also serves as officer and/or director of other affiliates of AmerUs Life Insurance Company.

LINDA S. STRECK, VICE PRESIDENT-FIXED ANNUITY PRODUCT DEVELOPMENT****
Actuarial Vice President - Product Development and Management: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company*****).

KEVIN WAGONER, ASSISTANT TREASURER****
Director Investment Accounting: AmerUs Life Insurance Company (f.k.a. American Mutual Life Insurance Company, f.k.a. Central Life Assurance Company*****); Senior Financial Analyst: Target Stores.


     *Principal business address:     Ameritas Variable Life Insurance Company,
                                      One Ameritas Way, 5900 "O" Street,
                                      P.O. Box 82550, Lincoln, Nebraska 68501.
     **Ameritas Life Insurance Corp.

     ***Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.

     **** Principal business address for D T Doan, Joseph Haggerty, Sandra K. Holmes, Michael E. Sproule, Ashok K. Chawla, Thomas C. Godlasky, Sheila E. Sandy, Linda S. Streck, and Kevin Wagoner is: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.

     ***** Central Life Assurance Company merged with American Mutual Life Insurance Company on December 31, 1994. Central Life Assurance Company was the survivor of the merger. Contemporaneous with the merger, Central Life Assurance Company changed its name to American Mutual Life Insurance Company. (American Mutual Life Insurance Company changed its name to AmerUs Life Insurance Company on July 1, 1996.)


LEGAL MATTERS
All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and AVLIC's right to issue the Policy under Nebraska Insurance Law, have been passed upon by Norman M. Krivosha, Secretary and General Counsel of AVLIC.

LEGAL PROCEEDINGS
There are no legal proceedings to which the Account is a party or to which the assets of the Account are subject. AVLIC is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Account.


EXPERTS
The financial statements of AVLIC as of December 31, 1995, and 1994, and for each of the three years in the period ended December 31, 1995 and the financial statements of the Account as of December 31, 1995 and for each of the three years in the period then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (which report on AVLIC expresses an unqualified opinion and includes an explanatory paragraph referring to a change in a reserving practice), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                                                  ENCORE!     35

Actuarial matters included in this Prospectus have been examined by Thomas P. McArdle, Assistant Vice President and Associate Actuary of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the registration statement.

ADDITIONAL INFORMATION
A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Account, AVLIC and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS
The financial statements of AVLIC which are included in this Prospectus should be considered only as bearing on the ability of AVLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Account.


36     ENCORE!

                          Independent Auditors' Report


Board of Directors
Ameritas Variable Life
 Insurance Company
Lincoln, Nebraska


   We have audited the accompanying statement of net assets of Ameritas Variable Life Insurance Company Separate Account V as of December 31, 1995, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1995. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company Separate Account V as of December 31, 1995, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


Lincoln, Nebraska
February 1, 1996

                                                                  ENCORE!     37


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                             STATEMENT OF NET ASSETS
                                DECEMBER 31, 1995

ASSETS

INVESTMENTS AT NET ASSET VALUE:
    Variable Insurance Products Fund:
       Money Market Portfolio - 5,613,527.070 shares at
        $1.00 per share (cost $5,613,527)                                           $      5,613,527
       Equity-Income Portfolio - 652,438.732 shares at
        $19.27 per share (cost $9,667,592)                                                12,572,494
       Growth Portfolio - 702,196.341 shares at
        $29.20 per share (cost $14,143,041)                                               20,504,133
       High Income Portfolio - 358,988.159 shares at
        $12.05 per share (cost $3,703,023)                                                 4,325,807
       Overseas Portfolio - 438,914.420 shares at
        $17.05 per share (cost $6,616,181)                                                 7,483,491
    Variable Insurance Products Fund II:
       Asset Manager Portfolio - 1,221,448.421 shares at
        $15.79 per share (cost $16,521,707)                                               19,286,671
       Investment Grade Bond Portfolio - 171,189.054 shares at
        $12.48 per share (cost $2,013,214)                                                 2,136,439
       Contrafund Portfolio - 9,382.665 shares at
        $13.78 per share (cost $129,565)                                                     129,293
       Index 500 Portfolio - 61.274 shares at
        $75.71 per share (cost $4,403)                                                         4,639
       Asset Manager: Growth Portfolio - 1,153.239 shares at
        $11.78 per share (cost $14,071)                                                       13,585
    Alger American Fund:
       Small Capitalization Portfolio - 263,321.551 shares at
        $39.41 per share (cost $8,012,444)                                                10,377,502
       Growth Portfolio - 150,146.226 shares at
        $31.16 per share (cost $3,672,555)                                                 4,678,557
       Income and Growth Portfolio - 51,644.863 shares at
        $17.79 per share (cost $790,984)                                                     918,762
       Midcap Growth Portfolio - 138,005.038 shares at
        $19.44 per share (cost $2,229,077)                                                 2,682,818
       Balanced Portfolio - 32,000.820 shares at
        $13.64 per share (cost $391,329)                                                     436,491
       Leveraged Allcap Portfolio - 5,780.602 shares at
        $17.43 per share (cost $99,893)                                                      100,756
    Dreyfus Stock Index Fund:
       Stock Index Fund Portfolio - 127,452.178 shares at
        $17.20 per share (cost $1,880,387)                                                 2,192,178
    MFS Variable Insurance Trust:
       Emerging Growth Series Portfolio -10,355.688 shares at
        $11.41 per share (cost $119,796)                                                     118,158
       World Governments Series Portfolio - 1,555.043 shares at
        $10.17 per share (cost $16,700)                                                       15,815
       Utilities Series Portfolio - 1,475.513 shares at
        $12.57 per share (cost $19,793)                                                       18,547
                                                                                     ---------------

    NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS                                  $     93,609,663
                                                                                     ===============


The accompanying notes are an integral part of these financial statements.

38   ENCORE!



                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSET
                        FOR THE YEARS ENDED DECEMBER 31,




                                                           1995              1994                 1993
                                                       ------------     -------------        --------------
INVESTMENT INCOME
  Dividend distributions received                     $   1,293,935    $     799,210        $      499,740
EXPENSE
  Charges to policyowners for assuming
  mortality and expense risk (Note B)                       723,000          465,706               260,944
                                                        -----------      -----------           -----------
     INVESTMENT INCOME - NET                                570,935          333,504               238,796
                                                        -----------      -----------           -----------

REALIZED AND UNREALIZED GAIN/(LOSS)
ON INVESTMENTS - NET
  Capital gain distributions received                       403,845        1,403,280               292,625
  Unrealized increase/(decrease)                         14,755,373       (2,469,056)            3,683,814
                                                        -----------      ------------           ----------
     NET GAIN/(LOSS) ON INVESTMENTS                      15,159,218       (1,065,776)            3,976,439
                                                        -----------      ------------           ----------

     NET (DECREASE)/INCREASE IN NET
     ASSETS RESULTING FROM OPERATIONS                    15,730,153         (732,272)            4,215,235

NET INCREASE IN NET ASSETS RESULTING
  FROM PREMIUM PAYMENTS AND OTHER
  OPERATING TRANSFERS (Note B)                           19,763,147        21,904,104           14,840,992
                                                        -----------       -----------          -----------

     TOTAL INCREASE IN NET ASSETS                        35,493,300        21,171,832           19,056,227

NET ASSETS
  Beginning of period                                    58,116,363        36,944,531           17,888,304
                                                        -----------       -----------          -----------
  End of period                                        $ 93,609,663      $ 58,116,363         $ 36,944,531
                                                        ===========       ===========          ===========




The accompanying notes are an integral part of these financial statements.


                                                                  ENCORE!     39

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995



A.   ORGANIZATION AND ACCOUNTING POLICIES:
     -------------------------------------

     Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of Ameritas Life Insurance Corp. (ALIC). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

     The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At December 31, 1995, there are twenty subaccounts within the Account. Five of the subaccounts invest only in a corresponding Portfolio of Variable Insurance Products Fund and five invest only in a corresponding Portfolio of Variable Insurance Products Fund II. Both funds are diversified open-end management investment companies and are managed by Fidelity Management and Research Company. Six of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. One subaccount invests only in a corresponding Portfolio of Dreyfus Stock Index Fund which is a non-diversified open-end management investment company managed by Dreyfus Service Corporation. Three of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company. All five funds are registered under the Investment Company Act of 1940, as amended. Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the Funds. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products.

     AVLIC currently does not expect to incur any federal income tax liability attributable to the Account with respect to the sale of the variable life insurance policies. If, however, AVLIC determines that it may incur such taxes attributable to the Account, it may assess a charge for such taxes against the Account.

B.   POLICYHOLDER CHARGES:
     ---------------------

     AVLIC charges the Account for mortality and expense risks assumed. A daily charge is made on the average daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyholder, including the Fixed Account option which is not reflected in this separate account. The withdrawal of these charges are included as other operating transfers.

40 ENCORE!

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995


C.   INFORMATION BY FUND:


                                                                 Variable Insurance Products Fund
                                  -------------------------------------------------------------------------------
                                       Money         Equity-                            High
                                       Market        Income            Growth          Income          Overseas
                                  --------------   ------------    -------------    ------------    -------------

Balance 12-31-94                 $    6,247,662   $  6,295,945    $  12,362,890    $   2,970,211   $   4,954,650
Distributed earnings                    330,031        558,647           71,777          214,996          39,788
Mortality risk charge                   (57,621)       (89,161)        (160,505)         (40,007)        (60,098)
Unrealized increase/(decrease)              ---      2,148,654        4,664,368          542,261         616,308
Net premium transferred                (906,545)     3,658,409        3,565,603          638,346       1,932,843
                                   -------------   ------------    -------------    -------------    ------------
Balance 12-31-95                 $    5,613,527   $ 12,572,494    $  20,504,133    $   4,325,807   $   7,483,491
                                   =============   ============    =============    =============    ============



                                                         Variable Insurance Products Fund  II
                                   ------------------------------------------------------------------------------
                                       Asset         Investment     Contrafund       Asset Mgr.:     Index 500
                                      Manager        Grade Bond         (1)          Growth (2)          (3)
                                   -------------   -------------   ------------   --------------    -------------
Balance 12-31-94                 $   16,158,059  $     907,159   $         ---   $           ---   $         ---
Distributed earnings                    346,679         34,269           1,284               564             ---
Mortality risk charge                  (164,848)       (13,893)           (119)              (25)             (7)
Unrealized increase/(decrease)        2,471,611        183,723            (273)             (486)            236
Net premium transferred                 475,170      1,025,181         128,401            13,532           4,410
                                   -------------    -----------    ------------    --------------    ------------
Balance 12-31-95                 $   19,286,671  $   2,136,439   $     129,293   $        13,585   $       4,639
                                   =============    ===========    ============    ==============    ============




                                                                      Alger American Fund
                             ------------------------------------------------------------------------------------
                                  Small                       Income and      Midcap                   Leveraged
                             Capitalization       Growth        Growth        Growth      Balanced      Allcap(4)
                             ---------------   ------------   -----------   -----------  -----------  -----------
Balance 12-31-94            $    4,264,367    $  2,012,571   $   307,350   $   545,887  $   126,178  $       ---
Distributed earnings                   ---          34,885         5,186           142        3,039          ---
Mortality risk charge              (67,150)        (32,981)       (5,765)      (14,362)      (2,251)         (57)
Unrealized increase/(decrease)   2,184,006         924,176       146,805       430,138       45,544          863
Net premium transferred          3,996,279       1,739,906       465,186     1,721,013      263,981       99,950
                              -------------    ------------   -----------   -----------  -----------  -----------
Balance 12-31-95            $   10,377,502    $  4,678,557   $   918,762   $ 2,682,818  $   436,491  $   100,756
                              =============    ============   ===========   ===========  ===========  ===========




                                       MFS Variable Insurance Trust              Dreyfus
                             ----------------------------------------------   -------------
                               Emerging        World (6)        Utilities         Stock
                               Growth(5)      Governments           (7)         Index Fund              TOTAL
                             -------------  ---------------   -------------   -------------       ---------------
Balance 12-31-94            $         ---  $           ---   $         ---  $      963,434       $   58,116,363
Distributed earnings                2,634            1,440           1,745          50,674            1,697,780
Mortality risk charge                (118)             (37)            (10)        (13,985)            (723,000)
Unrealized increase/(decrease)     (1,638)            (885)         (1,246)        401,208           14,755,373
Net premium transferred           117,280           15,297          18,058         790,847           19,763,147
                             -------------   --------------    ------------     -----------       ---------------
Balance 12-31-95            $     118,158  $        15,815   $      18,547    $  2,192,178       $   93,609,663
                             =============   ==============    ============     ===========       ===============


   (1) Commenced business 09/05/95.                      (5) Commenced business 09/12/95.
   (2) Commenced business 09/13/95.                      (6) Commenced business 09/13/95.
   (3) Commenced business 10/17/95.                      (7) Commenced business 10/18/95.
   (4) Commenced business 09/13/95.

                                                                  ENCORE!     41


                                     AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                SEPARATE ACCOUNT V
                                           NOTES TO FINANCIAL STATEMENTS
                                                 DECEMBER 31, 1995

C. INFORMATION BY FUND:

                                                             Alger American Fund
                                 --------------------------------------------------------------------------------
                                      Small                           Income          Midcap
                                 Capitalization      Growth         and Growth        Growth           Balanced
                                 ---------------  -------------   --------------   --------------   -------------
Balance 12-31-93                $     2,431,108  $     513,578   $      155,544   $      91,469   $      12,416
Distributed earnings                    197,447         56,309           12,250             805           1,173
Mortality risk charge                   (28,810)       (10,955)          (2,338)         (2,777)           (667)
Unrealized increase/(decrease)         (212,648)        11,388          (27,043)         15,802            (793)
Net premium transferred               1,877,270      1,442,251          168,937         440,588         114,049
                                 ---------------  -------------   --------------   -------------    -------------
Balance 12-31-94                $     4,264,367  $   2,012,571   $      307,350   $     545,887    $    126,178
                                 ===============  =============   ==============   =============    =============




                                                        Variable Insurance Products Fund
                                 --------------------------------------------------------------------------------
                                      Money          Equity-                            High
                                      Market         Income           Growth           Income          Overseas
                                 ---------------  -------------    -------------    -------------   -------------
Balance 12-31-93                $     3,302,391  $   4,081,214    $   8,666,232    $   2,112,409    $  2,627,460
Distributed earnings                    227,947        343,291          540,322          192,676          16,253
Mortality risk charge                   (53,086)       (50,692)         (97,597)         (24,422)        (41,486)
Unrealized increase/(decrease)              ---        (10,817)        (430,322)        (216,500)        (57,561)
Net premium transferred               2,770,410      1,932,949        3,684,255          906,048       2,409,984
                                  -------------   ------------     ------------     ------------     ------------
Balance 12-31-94                $     6,247,662  $   6,295,945     $ 12,362,890    $   2,970,211    $  4,954,650
                                  =============   ============      ===========     ============     ============



                                       Variable Insurance
                                        Products Fund II            Dreyfus
                                 -----------------------------   -------------
                                     Asset         Investment        Stock
                                     Manager       Grade Bond     Index Fund                            TOTAL
                                 --------------   ------------   -------------                      -------------
Balance 12-31-93                $   11,412,386   $ 1,069,216    $    469,108                       $  36,944,531
Distributed earnings                   589,342         2,944          21,731                           2,202,490
Mortality risk charge                (133,984)       (12,468)         (6,424)                           (465,706)
Unrealized increase/(decrease)     (1,465,271)       (53,875)        (21,416)                         (2,469,056)
Net premium transferred             5,755,586        (98,658)        500,435                          21,904,104
                                 -------------    -------------   ------------                      -------------
Balance 12-31-94                $  16,158,059    $   907,159    $    963,434                       $  58,116,363
                                 =============    =============   ============                      =============



42 ENCORE!



                                     AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                SEPARATE ACCOUNT V
                                           NOTES TO FINANCIAL STATEMENTS
                                                 DECEMBER 31, 1995

C. INFORMATION BY FUND:
                                                             Alger American Fund
                                 --------------------------------------------------------------------------------
                                      Small                           Income          Midcap
                                 Capitalization      Growth         and Growth        Growth (1)     Balanced (2)
                                 ---------------  -------------   --------------   --------------   -------------
Balance 12-31-92                $       596,677  $      56,046   $       37,708   $          ---   $         ---
Distributed earnings                        ---            189              218              922             ---
Mortality risk charge                   (12,717)        (2,485)            (775)            (191)            (42)
Unrealized increase/(decrease)          298,611         64,901            6,462            7,801             411
Net premium transferred               1,548,537        394,927          111,931           82,937          12,047
                                 ---------------  -------------    -------------   --------------    ------------
Balance 12-31-93                $     2,431,108  $     513,578   $      155,544  $        91,469    $     12,416
                                 ===============  =============    =============   ==============    ============



                                                        Variable Insurance Products Fund
                                 --------------------------------------------------------------------------------
                                      Money          Equity-                            High
                                      Market         Income           Growth           Income          Overseas
                                 ---------------  -------------    -------------    -------------   -------------
Balance 12-31-92                $    2,600,260   $   2,476,762    $   5,152,469    $     857,133    $    586,673
Distributed earnings                    84,138          89,586          125,620           82,061          15,219
Mortality risk charge                  (26,767)        (33,306)         (67,253)         (17,034)        (13,317)
Unrealized increase/(decrease)             ---         430,027        1,063,056          215,584         333,367
Net premium transferred                644,760       1,118,145        2,392,340          974,665       1,705,518
                                 --------------  --------------     ------------      -----------     -----------
Balance 12-31-93                $    3,302,391  $    4,081,214    $   8,666,232     $  2,112,409    $  2,627,460
                                 ==============  ==============     ============      ===========     ===========



                                       Variable Insurance
                                        Products Fund II            Dreyfus
                                 -----------------------------   -------------
                                     Asset         Investment        Stock
                                     Manager       Grade Bond     Index Fund                            TOTAL
                                 --------------   ------------   -------------                      -------------
Balance 12-31-92                $   4,852,263    $    510,803   $    161,510                       $  17,888,304
Distributed earnings                  237,544          60,677         96,191                             792,365
Mortality risk charge                 (74,672)         (9,236)        (3,149)                           (260,944)
Unrealized increase/(decrease)      1,317,267          15,527        (69,200)                          3,683,814
Net premium transferred             5,079,984         491,445        283,756                          14,840,992
                                 -------------    ------------    ------------                      -------------
Balance 12-31-93                $  11,412,386   $   1,069,216   $    469,108                      $   36,944,531
                                 =============    ============    ============                      =============




   (1) Commenced business 06/17/93.
   (2) Commenced business 06/28/93.



                                                                  ENCORE!    43

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------

                               SEPARATE ACCOUNT V
                               ------------------

                             STATEMENT OF NET ASSETS
                             ------------------------

                               SEPTEMBER 30, 1996
                               ------------------

                                   (UNAUDITED)

ASSETS

INVESTMENTS AT NET ASSET VALUE:
  Variable Insurance Products Fund:
      Money Market Portfolio - 7,743,563.320 shares at
        $1.00 per share (cost $7,743,563)                         $   7,743,563
      Equity-Income Portfolio - 777,430.918 shares at
        $19.72 per share (cost $12,071,439)                          15,330,938
      Growth Portfolio - 817,224.766 shares at
        $30.51 per share (cost $17,490,984)                          24,933,528
      High Income Portfolio - 526,132.104 shares at
        $12.26 per share (cost $5,656,914)                            6,450,380
      Overseas Portfolio - 560,690.020 shares at
        $17.99 per share (cost $8,756,540)                           10,086,813
  Variable Insurance Products Fund II:
      Asset Manager Portfolio - 1,323,342.414 shares at
        $15.96 per share (cost $18,073,208)                          21,120,545
      Investment Grade Bond Portfolio - 191,476.587 shares at
        $11.89 per share (cost $2,259,607)                            2,276,657
      Contrafund Portfolio - 124,964.505 shares at
        $15.25 per share (cost $1,814,345)                            1,905,709
      Index 500 Portfolio - 13,260.424 shares at
        $82.31 per share (cost $1,041,414)                            1,091,464
      Asset Manager: Growth Portfolio - 27,598.720 shares at
        $12.68 per share (cost $338,922)                                349,952
  Alger American Fund:
      Small Capitalization Portfolio - 331,916.674 shares at
        $42.45 per share (cost $10,843,270)                          14,089,863
      Growth Portfolio - 212,178.400 shares at
        $33.15 per share (cost $5,684,258)                            7,033,714
      Income and Growth Portfolio - 216,640.738 shares at
        $7.83 per share (cost $2,259,434)                             1,696,297
      Midcap Growth Portfolio - 237,423.652 shares at
        $21.00 per share (cost $4,268,578)                            4,985,897
      Balanced Portfolio - 88,150.169 shares at
        $9.04 per share (cost $937,734)                                 796,878
      Leveraged Allcap Portfolio - 43,648.022 shares at
        $19.35 per share (cost $824,393)                                844,589
  Dreyfus Stock Index Fund:
      Stock Index Fund Portfolio - 112,723.528 shares at
        $18.99 per share (cost $1,606,495)                            2,140,620
  MFS Variable Insurance Trust:
      Emerging Growth Series Portfolio - 117,237.864 shares at
        $13.58 per share (cost $1,482,150)                            1,592,090
      World Governments Series Portfolio - 15,215.708 shares at
        $10.34 per share (cost $154,878)                                157,330
      Utilities Series Portfolio - 19,335.967 shares at
        $13.30 per share (cost $250,353)                                257,168
                                                              ------------------

           NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS     $     124,883,995
                                                              ==================


The accompanying notes are an integral part of these financial statements.

44     ENCORE!


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------

                               SEPARATE ACCOUNT V
                               ------------------

               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS
               --------------------------------------------------

                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                     ---------------------------------------

                                   (UNAUDITED)


                                                              1996                       1995                       1994
                                                      ---------------------       --------------------       -------------------
INVESTMENT INCOME
     Dividend distributions received                $            1,704,985      $           1,129,947      $            675,044
EXPENSE
     Charges to policyowners for assuming
     mortality and expense risk                                    772,686                    510,590                   331,853
                                                      ---------------------       --------------------       -------------------
          INVESTMENT INCOME - NET                                  932,299                    619,357                   343,191
                                                      ---------------------       --------------------       -------------------

REALIZED AND UNREALIZED GAIN/(LOSS)
ON INVESTMENTS - NET
     Capital gain distributions received                         4,074,160                    382,368                 1,399,228
     Unrealized increase/(decrease)                              3,375,136                 15,004,742                (2,184,207)
                                                      ---------------------       --------------------       -------------------
          NET GAIN/(LOSS) ON INVESTMENTS                         7,449,296                 15,387,110                  (784,979)
                                                      ---------------------       --------------------       -------------------

          NET INCREASE/(DECREASE) IN NET
          ASSETS RESULTING FROM OPERATIONS                       8,381,595                 16,006,467                  (441,788)

NET INCREASE IN NET ASSETS RESULTING
     FROM PREMIUM PAYMENTS AND OTHER
     OPERATING TRANSFERS                                        22,892,737                 14,059,343                17,740,888
                                                      ---------------------       --------------------       -------------------
          TOTAL INCREASE IN NET ASSETS                          31,274,332                 30,065,810                17,299,100

NET ASSETS
     Beginning of period                                        93,609,663                 58,116,363                36,944,530
                                                      ---------------------       --------------------       -------------------
     End of period                                  $          124,883,995      $          88,182,173      $         54,243,630
                                                      =====================       ====================       ===================











The accompanying notes are an integral part of these financial statements.

                                                                 ENCORE!     45

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                               SEPARATE ACCOUNT V
                               ------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                               SEPTEMBER 30, 1996
                               ------------------

                                   (UNAUDITED)

A.         BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
           ---------------------------------------------------------------------

           Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of a newly formed holding company, AMAL Corporation, a majority-owned affiliate of Ameritas Life Insurance Corp. (ALIC). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

           The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At September 30, 1996, there are twenty subaccounts within the Account. Five of the subaccounts invest only in a corresponding Portfolio of Variable Insurance Products Fund and five invest only in a corresponding Portfolio of Variable Insurance Products Fund II. Both funds are diversified open-end management investment companies and are managed by Fidelity Management and Research Company. Six of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. One subaccount invests only in a corresponding Portfolio of Dreyfus Stock Index Fund which is a non-diversified open-end management investment company managed by Dreyfus Service Corporation. Three of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company. All five funds are registered under the Investment Company Act of 1940, as amended. Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the Funds. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products.

            AVLIC currently does not expect to incur any federal income tax liability attributable to the Account with respect to the sale of the variable life insurance policies. If, however, AVLIC determines that it may incur such taxes attributable to the Account, it may assess a charge for such taxes against the Account.

B.          BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS:
            ----------------------------------------------------------------

            Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 1995, 1994, and 1993.

46    ENCORE!

                          Independent Auditors' Report



Board of Directors
Ameritas Variable Life
  Insurance Company
Lincoln, Nebraska



   We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company as of December 31, 1995 and 1994, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with statutory accounting principles which are considered generally accepted accounting principles for mutual life insurance companies and their insurance subsidiaries.

As discussed in Note A to the financial statements, effective December 31, 1995, the Company changed a reserving practice.

DELOITTE & TOUCHE LLP


Lincoln, Nebraska
February 1, 1996

                                                                 ENCORE!     47


                                     AMERITAS VARIABLE LIFE INSURANCE COMPANY

                                                  BALANCE SHEETS
                                           (in thousands, except shares)


                                                                                           December 31,
                                                                                    ---------------------------
                                                                                        1995           1994
                                                                                    ------------   ------------
                       ASSETS
    Investments:
       Bonds, at amortized cost ( fair value of $40,344
          and $34,021) (Note C)                                                     $    38,753   $     34,607
       Short-term investments                                                             4,289          7,714
       Loans on life insurance policies                                                   2,639          1,597
                                                                                    -------------  -------------

          Total investments                                                              45,681         43,918

    Cash                                                                                  1,371            431
    Accrued investment income                                                               790            774
    Reinsurance recoverable - affiliates  (Note E)                                           57            467
    Other assets                                                                             76            129
    Separate Accounts  (Note F)                                                         682,482        462,886
                                                                                    -------------   ------------

                                                                                   $    730,457   $    508,605
                                                                                    =============   ============

LIABILITIES AND STOCKHOLDER'S EQUITY

    LIABILITIES:

    Life and annuity reserves                                                      $     28,740   $     30,578
    Funds left on deposit with the company                                                   87            142
    Interest maintenance reserve                                                             41             36
    Accounts payables - affiliates  (Note E)                                              1,926            884
    Income tax payable-affiliates                                                         1,221             36
    Accrued professional fees                                                                20             11
    Sundry current liabilities -
          Cash with applications                                                          1,305            562
          Other                                                                             662            692
    Valuation reserve                                                                       193            163
    Separate Accounts  (Note F)                                                         682,482        462,886
                                                                                    -------------    -----------
                                                                                        716,677        495,990
                                                                                    -------------    -----------


   STOCKHOLDER'S EQUITY:

    Common stock, par value $100 per share;                                               4,000          4,000
       authorized 50,000 shares, issued and
       outstanding 40,000 shares
    Additional paid-in capital                                                           29,700         29,700
    Deficit                                                                             (19,920)       (21,085)
                                                                                    -------------    -----------

                                                                                         13,780         12,615
                                                                                    -------------    -----------

                                                                                   $    730,457    $   508,605
                                                                                     ============    ===========



The accompanying notes are an integral part of these financial statements.


48     ENCORE!



                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                                 (in thousands)





                                                                           Year Ended December 31,
                                                           --------------------------------------------------------
                                                                1995                 1994                 1993

                                                           --------------       ---------------     ---------------
INCOME:
    Premium income                                        $    158,436       $      174,085      $      155,166
    Less reinsurance:  (Note E)
       Yearly renewable term                                    (5,110)              (1,333)               (843)
                                                          --------------       ---------------     ---------------
       Net premium income                                      153,326              172,752             154,323
    Miscellaneous insurance income                               4,482                1,398                 459
    Net investment income (Note D)                               3,507                3,050               2,897
                                                           --------------       ---------------     ---------------

                                                               161,315              177,200             157,679
                                                           --------------       ---------------     ---------------

EXPENSES:

    Increase (decrease) in reserves                               (296)                (637)              1,717
    Benefits to policyowners                                    31,094               19,012               8,128
    Commissions                                                 14,813               15,799              13,080
    General insurance expenses (Note E)                          6,641                6,403               4,216
    Taxes, licenses and fees                                     1,275                1,183                 829
    Net premium transferred to
    Separate Accounts (Note F)                                 106,053              139,974             136,451
                                                            -------------       ---------------     ---------------

                                                               159,580              181,734             164,421
                                                            -------------       ---------------     ---------------
Income(loss) before income taxes
    and realized capital gains                                   1,735               (4,534)             (6,742)


Income taxes (benefit)-current                                   1,752                 (611)             (1,501)
                                                           --------------       ---------------     ---------------

(Loss) before realized capital gains                               (17)              (3,923)             (5,241)

Realized capital  gains(losses) (net of tax
  of $12, $11 and $19 and $18, $12 and
  $32 transfers to interest maintenance
  reserve for 1995, 1994 and 1993,
  respectively)                                                     (2)                  (2)                  1
                                                           --------------       ---------------     ---------------

Net (loss)                                               $         (19)       $      (3,925)      $      (5,240)
                                                           ==============       ===============     ===============






The accompanying notes are an integral part of these financial statements.

                                                                  ENCORE!    49



                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                          (in thousands, except shares)



                                                                      Additional
                                              Common Stock             Paid in
                                         Shares         Amount         Capital        Deficit          Total
                                      ------------    -----------   -------------   ------------   -------------

BALANCE, January 1, 1993                   40,000    $     4,000   $      18,200   $   (11,793)   $     10,407

    Transfer to valuation reserve               -              -               -           (62)            (62)

    Capital contribution from
       Ameritas Life Insurance Corp.            -              -           5,500             -           5,500

    Net (loss)                                  -              -               -        (5,240)         (5,240)
                                      ------------    -----------   -------------   ------------    ------------

BALANCE, December 31, 1993                 40,000          4,000          23,700       (17,095)         10,605

    Increase in non-admitted assets                                                         (2)             (2)

    Transfer to valuation reserve               -              -               -           (63)            (63)

    Capital contribution from
       Ameritas Life Insurance Corp.            -              -           6,000              -          6,000

    Net (loss)                                  -              -               -        (3,925)         (3,925)
                                      ------------   ------------   -------------   ------------    ------------

BALANCE, December 31, 1994                 40,000          4,000          29,700       (21,085)         12,615

    Decrease in non-admitted assets             -              -               -             5               5

    Transfer to valuation reserve               -              -               -           (30)            (30)

    Release of reserves (Note A)                -              -               -         1,618           1,618

    Settlement/intercompany taxes               -              -               -          (409)           (409)

    Net (loss)                                  -              -               -           (19)            (19)
                                      -----------     -----------   -------------   ------------    ------------
BALANCE, December 31, 1995                 40,000    $     4,000   $      29,700   $    (19,920)   $     13,780
                                      ===========     ===========   =============   ============    ============





The accompanying notes are an integral part of these financial statements.



50     ENCORE!



                                     AMERITAS VARIABLE LIFE INSURANCE COMPANY

                                             STATEMENTS OF CASH FLOWS
                                                  (in thousands)




                                                                          Year Ended December 31,
                                                          ---------------------------------------------------------
                                                               1995                 1994                1993
                                                          --------------       ---------------    -----------------
OPERATING ACTIVITIES:
    Net premium income received                          $     153,867        $      172,701     $        154,408
    Miscellaneous insurance income                               4,201                 1,398                  459
    Net investment income received                               3,405                 2,899                2,848
    Net premium transferred to Separate Accounts              (105,654)             (140,161)            (136,451)
    Benefits paid to policyowners                              (31,200)              (18,944)              (8,207)
    Commissions                                                (12,343)              (15,799)             (13,080)
    Expenses and taxes                                         (10,664)               (7,547)              (4,939)
    Net increase in policy loans                                (1,041)                 (576)                (592)
    Income taxes                                                  (987)                  527                1,630
    Other operating income and disbursements                     1,978                (2,222)                 270
                                                          --------------       ---------------    -----------------

    Net cash provided by (used in) operating activities          1,562                (7,724)              (3,654)
                                                          --------------       ---------------    -----------------

INVESTING ACTIVITIES:
    Maturity of bonds                                            3,713                 5,108                8,266
    Purchase of investments                                     (7,760)              (15,673)              (1,460)
                                                          --------------       ---------------    -----------------

Net cash (used in) provided by investing activities             (4,047)              (10,565)               6,806
                                                          --------------       ---------------    -----------------

FINANCING ACTIVITIES:
    Capital contribution                                             -                 6,000                5,500
                                                          --------------       ---------------    -----------------

NET (DECREASE) INCREASE IN CASH AND
    SHORT TERM INVESTMENTS                                      (2,485)              (12,289)               8,652

CASH AND SHORT TERM INVESTMENTS -
    BEGINNING OF PERIOD                                          8,145                20,434               11,782
                                                          --------------       ---------------    -----------------

CASH AND SHORT TERM INVESTMENTS -
    END OF PERIOD                                       $        5,660        $        8,145     $         20,434
                                                          ==============       ===============    =================






The accompanying notes are an integral part of these financial statements.

                                                                  ENCORE!    51

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (in thousands)



A.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ---------------------------------------------------------------------

    Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of Ameritas Life Insurance Corp.(ALIC), a mutual life insurance company. The Company began issuing variable life insurance and variable annuity policies in 1987. The variable life and variable annuity policies are not participating with respect to dividends.

    The accompanying financial statements have been prepared in accordance with life insurance accounting practices prescribed by the Insurance Department of the State of Nebraska. While appropriate for mutual life insurance companies, such accounting practices differ in certain respects from generally accepted accounting principles followed by other business enterprises. The Financial Accounting Standards Board (FASB) has undertaken consideration of changing those methods constituting generally accepted accounting principles applicable to mutual life insurance companies. In accordance with pronouncements issued by the FASB in 1993 and 1994, financial statements prepared on the basis of statutory accounting practices will no longer be described as prepared in conformity with generally accepted accounting principles for fiscal years beginning after December 15, 1995.

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The principal accounting and reporting practices followed are:

    INVESTMENTS - Bonds and short-term investments earning interest are carried at amortized cost which, for short-term investments, approximates market. Separate account assets are carried at market. Realized gains and losses are determined on the basis of specific identification.

    ACQUISITION COSTS - Commissions, reinsurance ceded allowances, underwriting and other costs of issuing new policies as well as maintenance and settlement costs are reported as costs of insurance operations in the period incurred.

    PREMIUMS - Premiums are reported as income when collected over the premium paying periods of the policies. Premium income consists of:


                                         Year Ended December 31,
                           --------------------------------------------------
                                1995              1994               1993
                           --------------    --------------    --------------
         Life             $      32,020     $      31,980     $       20,591
         Annuity                126,416           142,105            134,575
                           --------------    --------------    --------------
                          $     158,436     $     174,085     $      155,166
                           ==============    ==============    ==============

    POLICY RESERVES - Generally, reserves for variable life and annuity policies are established and maintained on the basis of each policyholder's interest in the account values of Separate Accounts V and VA-2. However, reserves established for certain annuity products are determined on the basis of the Commissioner's Annuity Reserve Valuation Method (CARVM) reserving method which approximates surrender values. The account values are net of applicable cost of insurance and other expense charges. The cost of insurance has been developed by actuarial methods. The Company uses the mortality rates from the Commissioners 1980 Standard Ordinary Smoker and Non- Smoker, Male and Female Mortality Tables in computing minimum values and reserves. Policy reserves are also provided for amounts held in the general accounts consistent with requirements of the Nebraska Department of Insurance.

52     ENCORE!

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (in thousands)




A.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ---------------------------------------------------------------------
    (Continued)
    -----------

    INTEREST MAINTENANCE RESERVE - The interest maintenance reserve is calculated based on the prescribed methods developed by the NAIC. This reserve is used to accumulate realized gains and losses resulting from interest rate changes on fixed income investments. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment.

    VALUATION RESERVE - Valuation reserves are a required appropriation of Stockholder's Equity to provide for possible losses that may occur on certain investments held by the Company. The appropriation (Asset Valuation Reserve) is based on the holdings of bonds, stocks, mortgages, real estate and short-term investments. Realized and unrealized gains and losses, other than those resulting from interest rate changes, are added or charged to the reserve (subject to certain maximums).

    INCOME TAXES - The Company files a consolidated life/non-life tax return with Ameritas Life Insurance Corp. and its subsidiaries. An agreement among the members of the consolidated group provides for distribution of consolidated tax results as if filed on a separate return basis. The current income tax expense or benefit (including effects of capital gains and losses and net operating losses) is apportioned generally on a sub-group (life/non-life) basis. As a result of differences in accounting between book and tax purposes for certain items, primarily deferred acquisition costs and certain reserve calculations, taxes are provided in excess of the 35% statutory corporate rate.

    CHANGE IN ACCOUNTING - Effective December 31, 1995 the Company released the voluntary mortality fluctuation reserve through a credit to stockholder's equity. The increase in reserve included in the statements of operations for the years ended 1995, 1994 and 1993 were $659, $421 and $135, respectively.


B.  FINANCIAL INSTRUMENTS:
    ----------------------

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

    Bonds
    For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, fair value has been determined using an interest rate spread matrix based upon quality, weighted average maturity, and Treasury yields.

    Short-term Investments
    The carrying amount approximates fair value because of the short maturity of these instruments.

    Loans on Life Insurance Policies
    Fair values for policy loans are estimated using discounted cash flow analyses at interest rates currently offered for similar loans. Policy loans with similar characteristics are aggregated for purposes of the calculations.

    Cash
    The carrying amounts reported in the balance sheet equals fair value.

    Accrued Investment Income
    Fair value on accrued investment income equals book value.

    Funds left on Deposit
    Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date.

                                                                 ENCORE!     53

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (in thousands)



B.  FINANCIAL INSTRUMENTS: (Continued)
    ----------------------------------

    The estimated fair values, as of December 31, 1995 and 1994, of the Company's financial instruments are as follows:


                                                             1995                                 1994
                                                ---------------------------------   --------------------------------
                                                    Carrying            Fair           Carrying           Fair
                                                     Amount             Value           Amount            Value
                                                ---------------    --------------   ---------------  ---------------
  Financial Assets:
    Bonds                                      $      38,753      $      40,344     $     34,607    $     34,021
    Short-term investments                             4,289              4,289            7,714           7,714
    Loans on life insurance policies                   2,639              2,346            1,597           1,190
    Cash                                               1,371              1,371              431             431
    Accrued investment income                            790                790              774             774

  Financial Liabilities:
    Funds left on deposit                                 87                 87              142             142

       These fair values do not necessarily  represent the value for which the financial instrument could be sold.

C. BONDS:
   ------
    The table below provides additional information relating to bonds held by the Company as of December 31, 1995:

                                                                                   Gross           Gross
                                                  Amortized          Fair        Unrealized      Unrealized     Carrying
                                                    Cost             Value         Gains           Losses         Value
                                                --------------   -------------  ------------   -------------  -------------
    LONG TERM BONDS:
    Corporate-U.S.                             $      20,667    $     21,597   $       930    $         -    $     20,667
    Mortgage-Backed                                    3,628           3,742           114              -           3,628
    U.S. Treasury securities and
    obligations of U.S. government
    corporations and agencies                         14,458          15,005           551              4          14,458
                                                --------------   -------------  ------------   -------------   ------------
                                               $      38,753    $     40,344   $       1,595            4     $    38,753
                                                ==============   =============  ============   =============   ============



    The comparative data as of December 31, 1994 is summarized as follows:

                                                                                   Gross           Gross
                                                  Amortized          Fair        Unrealized      Unrealized     Carrying
                                                    Cost             Value         Gains           Losses         Value
                                                --------------   -------------  ------------   -------------  -------------
    LONG TERM BONDS:
    Corporate-U.S.                             $      19,634    $     19,396   $       160    $       398    $     19,634
    Corporate-Foreign                                  1,000           1,008             8              -           1,000
    Mortgage-Backed                                    1,149           1,184            35              -           1,149
    U.S. Treasury securities and
    obligations of U.S. government
    corporations and agencies                         12,824          12,433            47            438          12,824
                                                --------------   -------------  ------------   -------------  -------------
                                               $      34,607    $     34,021   $       250    $       836    $     34,607
                                                ==============   =============  ============   =============  =============

54     ENCORE!

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (in thousands)



C. BONDS: (Continued)
   ------------------

    The carrying value and fair value of bonds at December 31, 1995 by contractual maturity are shown below:

                                                    Fair            Carrying
                                                    Value            Value
                                              ---------------   ----------------
    Due in one year or less                  $      10,731     $       10,429
    Due after one year through five years           25,368             24,200
    Due after five years through ten years             503                496
    Due after ten years                                  -                  -
    Mortgage-Backed Securities                       3,742              3,628
                                              ---------------   ----------------
                                             $      40,344     $       38,753
                                              ===============   ================


    Investments in securities of one issuer other than United States  Government
    and  United   States   Government   Agencies   which  exceed  10%  of  total
    stockholder's equity as of December 31, 1995 are as follows:



    Included in Bonds:                                 Carrying
                 ISSUER                                  Value
                 ------                             --------------

   Leggett & Platt Inc Medium Term Notes           $       1,500
    Sears, Roebuck & Co                                    1,499

       Included in Short-Term Investments:
                 ISSUER
                 ------
    GTE Northwest Inc Discount Note                $       1,500
    Goldman Sachs Money Market Treasury Obligations        1,539


    Investments in securities of one issuer other than United States  Government
    and  United   States   Government   Agencies   which  exceed  10%  of  total
    stockholder's equity as of December 31, 1994 are as follows:

    Included in Bonds:                                  Carrying
                 ISSUER                                   Value
                 ------                               -------------
    Leggett & Platt Inc Medium Term Notes          $       1,500
    Sears, Roebuck & Co                                    1,499

       Included in Short-Term Investments:
                 ISSUER
                 ------
    GTE Northwest Inc Discount Note                $       1,397
    Potomac Electric Power Co Disc Note                    1,499
    AT&T Corp Disc Note                                    1,299
    Cargill Inc Disc Note                                  1,496

At December 31, 1995, the Company had securities with a market value of $3,356 on deposit with various State Insurance Departments.

                                                                  ENCORE!     55

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (in thousands)



D. INVESTMENT INCOME:
   ------------------

   Net investment income for the years ended December 31, 1995, 1994 and 1993 is comprised as follows:

                                                                            Year Ended December 31,
                                                               --------------------------------------------------
                                                                    1995              1994             1993
                                                               ---------------  ---------------  ----------------
    Bonds                                                     $      2,819     $     2,410      $        2,384
    Short-term investments                                             597             609                 529
    IMR amortization                                                    15               5                   1
    Loans on life insurance policies                                   128              82                  39
                                                               ---------------  ----------------  ---------------
                               Gross investment income               3,559           3,106               2,953
    Less investment expenses                                            52              56                  56
                                                               ---------------  ----------------  ---------------

                               Net investment income          $      3,507     $     3,050       $       2,897
                                                               ===============  ================  ===============



E.  RELATED PARTY TRANSACTIONS:
    ---------------------------

    Ameritas Life Insurance Corp. provides technical, financial and legal support to the Company under an administrative service agreement. The cost of these services to the Company for years ended December 31, 1995, 1994 and 1993 was $4,858, $4,029 and $1,915, respectively. The Company also leases office space and furniture and equipment from Ameritas Life Insurance Corp. The cost of these leases to the Company for the years ended December 31, 1995, 1994 and 1993 was $37, $40 and $54, respectively.

    Under the terms of an investment advisory agreement, the Company paid $44, $43 and $44 for the years ended December 31, 1995, 1994 and 1993 to Ameritas Investment Advisors Inc., an indirect wholly-owned subsidiary of Ameritas Life Insurance Corp.

    The Company entered into a reinsurance agreement (yearly renewable term) with Ameritas Life Insurance Corp. Under this agreement, Ameritas Life Insurance Corp. assumes life insurance risk in excess of the Company's $50 retention limit. The Company recorded $5,085 of gross reinsurance premiums for the year ended December 31, 1995 which includes reinsurance ceded commission allowances of $2,805 resulting in net reinsurance ceded premiums of $2,280. In 1994 and 1993 the Company reported reinsurance ceded premiums net of reinsurance ceded commission allowances. The Company paid $1,333 and $843 of net reinsurance premiums for the years ended December 31, 1994 and 1993, respectively.

    The Company has entered into a guarantee agreement with Ameritas Life Insurance Corp., whereby, Ameritas Life Insurance Corp. guarantees the full, complete and absolute performance of all duties and obligations of the Company.

    The Company's products are distributed through Ameritas Investment Corp., an indirect wholly-owned subsidiary of Ameritas Life Insurance Corp. The Company received $192, $272 and $23 for the years ended December 31, 1995, 1994 and 1993, respectively, from this affiliate to partially defray the costs of materials and prospectuses. Policies placed by this affiliate generated commission expense of $14,028, $15,223 and $12,621 for the years ended December 31, 1995, 1994 and 1993, respectively.

56     ENCORE!

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (in thousands)



F.  SEPARATE ACCOUNTS:
    ------------------

    The Company is currently marketing variable life and variable annuity products which have separate accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.

    Amounts in the Separate Accounts are:


                                                 December 31,
                                         ---------------------------
                                             1995           1994
                                         ------------   ------------
    Separate Account V                  $     93,610   $     58,117
    Separate Account VA-2                    588,872        404,769
                                         ------------   ------------
                                        $    682,482   $    462,886
                                         ============   ============



    The assets of Account V are invested in shares of the Variable Insurance Products Fund, the Variable Insurance Products Fund II, Alger American Fund, Dreyfus Stock Index Fund and MFS Variable Insurance Trust. Each fund is registered with the SEC under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company.

    The Variable Insurance Products Fund and the Variable Insurance Products Fund II are managed by Fidelity Management and Research Company. Variable Insurance Products Fund has five portfolios: the Money Market Portfolio, the High Income Portfolio, the Equity Income Portfolio, the Growth Portfolio and the Overseas Portfolio. The Variable Insurance Fund II has five portfolios: the Investment Grade Bond Portfolio, Asset Manager Portfolio, Contrafund Portfolio (effective August 25, 1995), Asset Manager Growth Portfolio( effective September 15, 1995) and the Index 500 Portfolio (September 21,
    1995). The Alger American Fund is managed by Fred Alger Management, Inc. and has six portfolios: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio (effective June 17,
    1993), Balanced Portfolio (effective June 28, 1993) and the Leveraged Allcap Portfolio (effective August 30, 1995). The Dreyfus Stock Index Fund is managed by Wells Fargo Nikko Investment Advisors and has the Stock Index Fund Portfolio. The MFS Variable Insurance Trust is managed by Massachusetts Financial Services Company. The MFS Variable Insurance Trust has three portfolios: the Emerging Growth Portfolio (effective August 25, 1995), World Governments Portfolio (effective August 24, 1995) and the Utilities Portfolio (effective September 18, 1995)

    Separate Account VA-2 allows investment in the Variable Insurance Products Fund, Variable Insurance Products Fund II, Alger American Fund, Dreyfus Stock Index Fund and the MFS Variable Insurance Trust with the same portfolios as described above.

                                                                  ENCORE!     57

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                                 (in thousands)




G.  BENEFIT PLANS:
    --------------

    The Company is included in the noncontributory defined-benefit pension plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries. Pension costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are not segregated. The Company had no full time employees during 1995. Total Company contributions for the years ended December 31, 1994 and 1993 were $47 and $51, respectively.

    The Company's employees also participate in a defined contribution thrift plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries. Company matching contributions under the plan range from 1% to 3% of the participant's compensation. The Company had no full time employees during 1995. Total Company contributions for the years ended December 31, 1994 and 1993 were $20 and $22, respectively.

    The Company is also included in the postretirement benefit plan providing group medical coverage to retired employees of Ameritas Life Insurance Corp. and its subsidiaries. These benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of postretirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. The Company had no full time employees during 1995. Total Company contributions for the years ended December 31, 1994 and 1993 were $7 and $2, respectively.

    Expenses for the defined benefit pension plan and postretirement group medical plan are allocated to the Company based on a percentage of payroll.


H.  REGULATORY MATTERS:
    -------------------

    Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder. No dividends are to be paid in 1996 without approval of the Insurance Department.

58     ENCORE!

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                                 BALANCE SHEETS
                                 --------------
                          (in thousands, except shares)
                                   (UNAUDITED)

                                                                         September 30,          December 31,
                                                                             1996                   1995
                                                                        ----------------       ---------------
                     ASSETS


     Investments:

       Bonds, at amortized cost                                       $          46,419      $         38,753
       Short-term investments                                                     5,740                 4,289
       Loans on life insurance policies                                           3,786                 2,639
                                                                        ----------------       ---------------

           Total investments                                                     55,945                45,681

     Cash                                                                           929                 1,371
     Accrued investment income                                                      877                   790
     Reinsurance recoverable - affiliates                                           148                    57
     Other assets                                                                   833                    76
     Separate Accounts                                                          884,817               682,482
                                                                        ----------------       ---------------

                                                                      $         943,549      $        730,457
                                                                        ================       ===============

      LIABILITIES AND STOCKHOLDER'S EQUITY

   LIABILITIES:

     Life and annuity reserves                                        $           9,290      $         28,740
     Funds left on deposit with the company                                         114                    87
     Interest maintenance reserve                                                    41                    41
     Accounts payables - affiliates                                               2,515                 1,926
     Income tax payable-affiliates                                                2,135                 1,221
     Accrued professional fees                                                       28                    20
     Sundry current liabilities -
       Cash with applications                                                     1,943                 1,305
       Other                                                                      2,215                   662
     Valuation reserve                                                              228                   193
     Separate Accounts                                                          884,817               682,482
                                                                        ----------------       ---------------
                                                                                903,326               716,677
                                                                        ----------------       ---------------



   STOCKHOLDER'S EQUITY:

     Common stock, par value $100 per share;                                      4,000                 4,000
       authorized 50,000 shares, issued and
       outstanding 40,000 shares
     Additional paid-in capital                                                  32,370                29,700
     Retained Earnings (Deficit)                                                  3,853               (19,920)
                                                                        ----------------       ---------------

                                                                                 40,223                13,780
                                                                        ----------------       ---------------

                                                                      $         943,549      $        730,457
                                                                        ================       ===============



The accompanying notes are an integral part of these financial statements.

                                                                 ENCORE!     59

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                            STATEMENTS OF OPERATIONS
                            ------------------------
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
              -----------------------------------------------------
                                 (in thousands)
                                 --------------
                                   (UNAUDITED)







                                                                                 1996              1995
                                                                             ------------      ------------

INCOME:
  Premium income                                                           $     206,818     $     108,212
  Less reinsurance:
     Yearly renewable term                                                        (4,866)           (3,780)
                                                                             ------------      ------------
       Net premium income                                                        201,952           104,432
  Miscellaneous insurance income                                                   4,103             3,389
  Net investment income                                                            2,471             2,628
                                                                             ------------      ------------

                                                                                 208,526           110,449
                                                                             ------------      ------------

EXPENSES:

  Increase in reserves                                                             3,406             1,279
  Benefits to policyowners                                                        34,317            23,313
  Commissions                                                                     18,137            10,095
  General insurance expenses                                                       7,166             4,921
  Taxes, licenses and fees                                                         1,123               930
  Net premium transferred to
   Separate Accounts                                                             140,562            68,609
                                                                             ------------      ------------

                                                                                 204,711           109,147
                                                                             ------------      ------------
Income before income taxes
    and realized capital gains                                                     3,815             1,302


Income taxes                                                                       2,316               947
                                                                             ------------      ------------

Income before realized capital gains                                               1,499               355

Realized capital loss, net                                                            (8)                -
                                                                             ------------      ------------

Net income                                                                 $       1,491     $         355
                                                                             ============      ============







The accompanying notes are an integral part of these financial statements.

60     ENCORE!

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                  ---------------------------------------------

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  --------------------------------------------

                      AND THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                          (in thousands, except shares)
                          -----------------------------

                                  (UNAUDITED)


                                                                         Additional        Retained
                                              Common Stock                Paid in          Earnings/
                                      ------------------------------
                                         Shares           Amount           Capital         (Deficit)            Total
                                      --------------    ------------    --------------   --------------    ----------------
BALANCE, January 1, 1995                     40,000   $       4,000   $        29,700  $       (21,085)  $          12,615

   Decrease in non-admitted assets                -               -                 -                5                   5

   Transfer to  valuation reserve                 -               -                 -              (30)                (30)

   Change in reserving method                     -               -                 -            1,618               1,618

   Income Tax charged to surplus                  -               -                 -             (409)               (409)

   Net loss                                       -               -                 -              (19)                (19)
                                      --------------    ------------    --------------   --------------    ----------------

BALANCE, December 31, 1995                   40,000           4,000            29,700          (19,920)             13,780

   Increase in non-admitted assets                -               -                 -              (10)                (10)

   Transfer to  valuation reserve                 -               -                 -              (35)                (35)

   Capital contribution from
       AMAL Corporation                           -               -            17,670                -              17,670

   Change in reserving method                     -               -                 -           22,840              22,840

   Income Tax charged to surplus                  -               -                 -             (513)               (513)

   Return of capital                              -               -           (15,000)               -             (15,000)

   Net gain                                       -               -                 -            1,491               1,491
                                      --------------    ------------    --------------   --------------    ----------------

BALANCE, September 30, 1996                  40,000   $       4,000   $        32,370  $         3,853   $          40,223
                                      ==============    ============    ==============   ==============    ================













The accompanying notes are an integral part of these financial statements.

                                                                 ENCORE!     61

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                                 (in thousands)
                                   (UNAUDITED)


                                                                          Nine months
                                                                             ended               Year ended
                                                                            9/30/96               12/31/95
                                                                        ----------------       ---------------
OPERATING ACTIVITIES:
  Net premium income received                                         $         201,786      $        153,867
  Miscellaneous insurance income                                                  4,135                 4,201
  Net investment income received                                                  2,312                 3,405
  Net premium transferred to Separate Accounts                                 (141,404)             (105,654)
  Benefits paid to policyowners                                                 (34,091)              (31,200)
  Commissions                                                                   (15,412)              (12,343)
  Expenses and taxes                                                             (9,654)              (10,664)
  Net increase in policy loans                                                   (1,147)               (1,041)
  Income taxes                                                                   (1,930)                 (987)
  Other operating income and disbursements                                        1,325                 1,978
                                                                        ----------------       ---------------

  Net cash provided by (used in) operating activities                             5,920                 1,562
                                                                        ----------------       ---------------

INVESTING ACTIVITIES:
  Maturity of bonds                                                               7,418                 3,713
  Purchase of investments                                                       (14,999)               (7,760)
                                                                        ----------------       ---------------

Net cash (used in) provided by investing activities                              (7,581)               (4,047)
                                                                        ----------------       ---------------

FINANCING ACTIVITIES:
  Capital contribution                                                           17,670                     -
   Return of capital                                                            (15,000)                    -
                                                                        ----------------       ---------------

Net cash provided by financing activities                                         2,670                     -
                                                                        ----------------       ---------------

NET INCREASE (DECREASE) IN CASH AND
     SHORT TERM INVESTMENTS                                                       1,009                (2,485)

CASH AND SHORT TERM INVESTMENTS -
     BEGINNING OF PERIOD                                                          5,660                 8,145
                                                                        ----------------       ---------------

CASH AND SHORT TERM INVESTMENTS -
     END OF PERIOD                                                    $           6,669      $          5,660
                                                                        ================       ===============















The accompanying notes are an integral part of these financial statements.

62     ENCORE!

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                    ----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                  --------------------------------------------
                                 (in thousands)

                                   (UNAUDITED)




A.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ---------------------------------------------------------------------

     Ameritas  Variable  Life  Insurance  Company  (the  Company),  a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of a newly formed holding company, AMAL Corporation, a majority-owned affiliate of Ameritas Life Insurance Corp.(ALIC), a mutual life insurance company. The Company began issuing variable life insurance and variable annuity policies in 1987. The variable life and variable annuity policies are not participating with respect to dividends.

     The accompanying financial statements have been prepared in accordance with life insurance accounting practices prescribed by the Insurance Department of the State of Nebraska. While appropriate for mutual life insurance companies, such accounting practices differ in certain respects from generally accepted accounting principles followed by other business enterprises. The Financial Accounting Standards Board (FASB) has undertaken consideration of changing those methods constituting generally accepted accounting principles applicable to mutual life insurance companies. In accordance with pronouncements issued by the FASB in 1993 and 1994, financial statements prepared on the basis of statutory accounting practices will no longer be described as prepared in conformity with generally accepted accounting principles for fiscal years beginning after December 15, 1995.

B.   BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS:
     ----------------------------------------------------------------

     Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 1995, 1994, and 1993.



                                                                  ENCORE!     63

APPENDIX A

ILLUSTRATIONS OF DEATH BENEFITS AND CASH VALUES

The following tables illustrate how the cash values and death benefits of a Policy may change with the investment experience of the Fund. The tables show how the cash values and death benefits of a Policy issued to an Insured of a given age and specified underwriting risk classification who pays the given premium at issue would vary over time if the investment return on the assets held in each portfolio of the Funds were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages 65 through 68 illustrate a Policy issued to a male, age 45, under a Preferred rate non-tobacco underwriting risk classification. This policy provides for a standard tobacco use and non-tobacco use, and preferred non-tobacco classification and different rates for certain specified amounts. The cash values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years, or if the Insured were assigned to a different underwriting risk classification.

The second column of the tables shows the accumulated value of the premiums paid at 5%. The following columns show the death benefits and the cash values for uniform hypothetical rates of return shown in these tables. The tables on pages 65 and 67 are based on the current cost of insurance rates, current expense deductions and the maximum percent of premium loads. These reflect the basis on which AVLIC currently sells its Policies. The maximum allowable cost of insurance rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables (Smoker is referenced for tobacco use rates; Non-Smoker is referenced for non-tobacco use rates). Since these are recent tables and are split to reflect tobacco use and sex, the current cost of insurance rates used by AVLIC are at this time equal to the maximum cost of insurance rates for many ages. AVLIC anticipates reflecting future improvements in actual mortality experience through adjustments in the current cost of insurance rates actually applied. AVLIC also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premiums of loads and other expense deductions. The death benefits and cash values shown in the tables on pages 66 and 68 are based on the assumption that the maximum allowable cost of insurance rates as described above and maximum allowable expense deductions are made throughout the life of the Policy.

The amounts shown for the death benefits, surrender values and accumulation values reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Funds as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the daily management fee paid by each portfolio available for investment (the equivalent to an annual rate of
 .69% of the aggregate average daily net assets of the Fund), the other expenses incurred by the Fund (.23%), and the daily charge by AVLIC to each Subaccount for assuming mortality and expense risks (which is equivalent to a charge at an annual rate of .90% for policy years 1-20 and 0.65% thereafter on pages 65 and 67 and at an annual rate of 1.15% on page 66 and 68 of the average net assets of the Subaccounts). The Investment Advisor or other affiliates of the various funds have agreed to reimburse the portfolios to the extent that the aggregate operating expenses (certain portfolio's may exclude certain items) were in excess of an annual rate of 1.00% for the High Income, Contrafund and Asset
Manager: Growth Portfolios, 1.50% for the Equity-Income, Growth and Overseas Portfolios, .80% for the Investment Grade Bond Portfolio, 1.25% for the Asset Manager Portfolio, .28% for the Index 500 Portfolio, 1.25% for the Alger American Income and Growth and Alger American Balanced Portfolio; 1.50% for the Alger American Small Capitalization, Alger American Mid-Cap Growth, Alger American Leveraged All Cap, and Alger American Growth Portfolios, 1.00% for the MFS Emerging Growth, MFS Utilities, MFS World Governments, MFS Research, and MFS Growth With Income Portfolios of daily net assets. These agreements are expected to continue in future years. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 0%, 6%, and 12% were computed after deducting fund expenses and correspond to approximate net annual rates of -1.82%, 4.18%, and 10.18% respectively, for years 1-20 and -1.57%, 4.43% and
10.43% for the years thereafter respectively, on pages 65 and 67 and -2.07%, 3.93% and 9.93% respectively, on pages 66 and 68.

The hypothetical values shown in the tables do not reflect any charges for Federal Income tax burden attributable to the Account, since AVLIC is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the death benefits and values illustrated. (See Federal Tax Matters, page 31).

The tables illustrate the policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all net premiums are allocated to the Account, and if no policy loans have been made. The tables are also based on the assumptions that the policyowner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than fifteen transfers have been made in any policy year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insured were female, a tobacco user, in substandard risk classification, or were another age, or if a higher or lower premium was illustrated.

Upon request, AVLIC will provide comparable illustration based upon the proposed Insured's age, sex and underwriting classification, the Specified Amount, the death benefit option, and planned periodic premium schedule requested, and any available riders requested. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.

64     ENCORE!

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                              ENDOWMENT AT AGE 100

Male Issue Age: 45                                  Nontobacco                        Preferred Underwriting Class

                     PLANNED PERIODIC ANNUAL PREMIUM: $6000
                        INITIAL SPECIFIED AMOUNT:$500,000
                             DEATH BENEFIT OPTION: A

                USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                           0% Hypothetical Gross          6% Hypothetical Gross         12% Hypothetical Gross
                         Annual Investment Return       Annual Investment Return      Annual Investment Return
                               (-1.82% Net)                     (4.18% Net)                    (10.18% Net)
                      ----------------------------   -----------------------------  ------------------------------
         Accumulated
 End Of  Premiums At   Accumu-     Cash               Accumu-    Cash               Accumu-     Cash
 Policy  5% Interest    lation   Surrender   Death    lation   Surrender   Death     lation   Surrender   Death
  Year     Per Year     Value      Value    Benefit    Value     Value    Benefit    Value      Value    Benefit
------------------------------------------------------------------------------------------------------------------
     1         6300      4404          0    500000     4710          0    500000      5016          0    500000
     2        12915      8622       1907    500000     9509       2794    500000     10434       3719    500000
     3        19861     12655       5940    500000    14398       7683    500000     16292       9577    500000
     4        27154     16506       9791    500000    19385      12670    500000     22639      15924    500000
     5        34811     20177      13462    500000    24470      17755    500000     29527      22812    500000
     6        42852     23672      17628    500000    29662      23619    500000     37015      30972    500000
     7        51295     26985      21613    500000    34959      29587    500000     45163      39791    500000
     8        60159     30126      25426    500000    40372      35672    500000     54049      49348    500000
     9        69467     33090      29061    500000    45902      41873    500000     63748      59719    500000
    10        79241     35876      32519    500000    51552      48195    500000     74348      70990    500000

    15       135945     47092      47092    500000    81761      81761    500000    144758     144758    500000
    20       208316     52818      52818    500000   115017     115017    500000    258248     258248    500000

 Ages

   60        135945     47092      47092    500000    81761      81761    500000    144758     144758    500000
   65        208316     52818      52818    500000   115017     115017    500000    258248     258248    500000
   70        300681     47142      47142    500000   148349     148349    500000    450028     450028    522032
   75        418565     19808      19808    500000   174525     174525    500000    776358     776358    830703

1) Assumes an annual $6,000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                                ENCORE!       65

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                              ENDOWMENT AT AGE 100

Male Issue Age: 45                                  Nontobacco                        Preferred Underwriting Class

                     PLANNED PERIODIC ANNUAL PREMIUM: $6000
                        INITIAL SPECIFIED AMOUNT:$500000


           USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                           0% Hypothetical Gross          6% Hypothetical Gross         12% Hypothetical Gross
                         Annual Investment Return       Annual Investment Return      Annual Investment Return
                               (-2.07% Net)                     (3.93% Net)                    (9.93% Net)
                      ----------------------------   -----------------------------  ------------------------------
         Accumulated
 End Of  Premiums At   Accumu-     Cash               Accumu-    Cash               Accumu-     Cash
 Policy  5% Interest    lation   Surrender   Death    lation   Surrender   Death     lation   Surrender   Death
  Year     Per Year     Value      Value    Benefit    Value     Value    Benefit    Value      Value    Benefit
------------------------------------------------------------------------------------------------------------------
    1          6300      3854          0    500000     4140          0    500000      4427          0    500000
    2         12915      7511        796    500000     8323       1608    500000      9171       2456    500000
    3         19861     10964       4249    500000    12541       5826    500000     14257       7542    500000
    4         27154     14211       7496    500000    16789      10074    500000     19712      12997    500000
    5         34811     17238      10523    500000    21053      14338    500000     25560      18845    500000
    6         42852     20041      13998    500000    25325      19281    500000     31836      25792    500000
    7         51295     22593      17221    500000    29576      24204    500000     38555      33183    500000
    8         60159     24866      20166    500000    33776      29075    500000     45736      41036    500000
    9         69467     26840      22811    500000    37898      33869    500000     53408      49379    500000
   10         79241     28480      25122    500000    41901      38544    500000     61591      58234    500000

   15        135945     30737      30737    500000    58949      58949    500000    111616     111616    500000
   20        208316     18993      18993    500000    65962      65962    500000    182147     182147    500000

 Ages

   60        135945     30737      30737    500000    58949      58949    500000    111616     111616    500000
   65        208316     18993      18993    500000    65962      65962    500000    182147     182147    500000
   70        300681         0*         0*        0*   49247      49247    500000    286274     286274    500000
   75        418565         0*         0*        0*       0*         0*        0*   461433     461433    500000

*In the absence of an additional premium, the Policy would lapse.

1) Assumes an annual $6,000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

66     ENCORE!

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                              ENDOWMENT AT AGE 100

Male Issue Age: 45                                  Nontobacco                        Preferred Underwriting Class

                     PLANNED PERIODIC ANNUAL PREMIUM: $20000
                        INITIAL SPECIFIED AMOUNT:$500,000
                             DEATH BENEFIT OPTION: B

                USING CURRENT SCHEDULE OF COST OF INSURANCE RATES

                           0% Hypothetical Gross          6% Hypothetical Gross         12% Hypothetical Gross
                         Annual Investment Return       Annual Investment Return      Annual Investment Return
                               (-1.82% Net)                     (4.18% Net)                    (10.18% Net)
                      ----------------------------   -----------------------------  ------------------------------
         Accumulated
 End Of  Premiums At   Accumu-     Cash               Accumu-    Cash               Accumu-     Cash
 Policy  5% Interest    lation   Surrender   Death    lation   Surrender   Death     lation   Surrender   Death
  Year     Per Year     Value      Value    Benefit    Value     Value    Benefit    Value      Value    Benefit
------------------------------------------------------------------------------------------------------------------
    1         21000     17655      10940    517655    18771      12056    518771     19888      13173    519888
    2         43050     34871      28156    534871    38205      31490    538205     41674      34959    541674
    3         66203     51650      44935    551650    58323      51608    558323     65546      58831    565546
    4         90513     68001      61286    568001    79155      72440    579155     91718      85003    591718
    5        116038     83926      77211    583926   100726      94011    600726    120418     113703    620418
    6        142840     99433      93389    599433   123067     117023    623067    151903     145860    651903
    7        170982    114519     109147    614519   146198     140826    646198    186447     181075    686447
    8        200531    129198     124498    629198   170160     165459    670160    224366     219665    724366
    9        231558    143467     139438    643467   194975     190946    694975    265993     261964    765993
   10        264136    157329     153972    657329   220676     217319    720676    311701     308344    811701

   15        453150    220582     220582    720582   363588     363588    863588    617340     617340   1117340
   20        694385    272974     272974    772974   532899     532899   1032899   1106697    1106697   1606697

 Ages

   60        453150    220582     220582    720582   363588     363588    863588    617340     617340   1117340
   65        694385    272974     272974    772974   532899     532899   1032899   1106697    1106697   1606697
   70       1002269    311508     311508    811508   743120     743120   1243120   1929105    1929105   2429105
   75       1395216    324414     324414    824414   981359     981359   1481359   3267079    3267079   3767079


1) Assumes an annual $20,000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                                                ENCORE!       67

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                              ENDOWMENT AT AGE 100

Male Issue Age: 45                                  Nontobacco                        Preferred Underwriting Class

                     PLANNED PERIODIC ANNUAL PREMIUM: $20000
                        INITIAL SPECIFIED AMOUNT:$500000


                           USING MAXIMUM ALLOWABLE SCHEDULE OF COST OF INSURANCE RATES

                           0% Hypothetical Gross          6% Hypothetical Gross         12% Hypothetical Gross
                         Annual Investment Return       Annual Investment Return      Annual Investment Return
                               (-2.07% Net)                     (3.93% Net)                    (9.93% Net)
                      -------------------------------   ---------------------------     --------------------------
         Accumulated
 End Of  Premiums At   Accumu-     Cash               Accumu-    Cash               Accumu-     Cash
 Policy  5% Interest    lation   Surrender   Death    lation   Surrender   Death     lation   Surrender   Death
  Year     Per Year     Value      Value    Benefit    Value     Value    Benefit    Value      Value    Benefit
------------------------------------------------------------------------------------------------------------------
    1         21000     16863      10148    516863    17946      11231    517946     19030      12315    519030
    2         43050     33245      26530    533245    36461      29746    536461     39809      33094    539809
    3         66203     49144      42429    549144    55555      48840    555555     62498      55783    562498
    4         90513     64562      57847    564562    75243      68528    575243     87279      80564    587279
    5        116038     79489      72774    579489    95526      88811    595526    114336     107621    614336
    6        142840     93924      87881    593924   116418     110375    616418    143887     137844    643887
    7        170982    107844     102472    607844   137909     132537    637909    176142     170770    676142
    8        200531    121225     116525    621225   159984     155284    659984    211333     206633    711333
    9        231558    134048     130019    634048   182638     178609    682638    249721     245692    749721
   10        264136    146282     142924    646282   205846     202489    705846    291575     288217    791575

   15        453150    197816     197816    697816   329703     329703    829703    564739     564739   1064739
   20        694385    229858     229858    729858   463402     463402    963402    984431     984431   1484431

 Ages

   60        453150    197816     197816    697816   329703     329703    829703    564739     564739   1064739
   65        694385    229858     229858    729858   463402     463402    963402    984431     984431   1484431
   70       1002269    234001     234001    734001   597133     597133   1097133   1625799    1625799   2125799
   75       1395216    197099     197099    697099   712810     712810   1212810   2602878    2602878   3102878

1) Assumes an annual $20,000 premium is paid at the beginning of each policy year. Values would be different if premiums with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED,
PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

68     ENCORE!

APPENDIX B

LONG TERM MARKET TRENDS

The information below covering the period of 1926-1995 is an examination of the basic relationship between risk and return among the different asset classes, and between nominal and real (inflation adjusted) returns. The information is provided because the Policyowners have varied investment portfolios available which have different investment objectives and policies. The chart generally demonstrates how different classes of investments have performed during the period. The study of asset returns provides a period long enough to include most of the major types of events that investors have experienced in the past. This is a historical record and is not intended as a projection of future performance.

The graph depicts the growth of a dollar invested in common stocks, small company stocks, long-term government bonds, Treasury bills, and a hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 1995. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small stock index starting in 1982. Charges associated with a variable insurance policy are not reflected in the chart.

Each of the cumulative index values is initiated at $1.00 at year-end 1925. The graph illustrates that common stocks and small stocks gained the most over the entire 70-year period: investments of one dollar would have grown to $1,113.92 and $3,822.40 respectively, by year-end 1995. This growth, however, was earned by taking substantial risk. In contrast, long-term government bonds (with an approximate 20-year maturity), which exposed the holder to less risk, grew to only $34.04. Note that the return and principal value of an investment in stocks will fluctuate with changes in market conditions. Prices of small company stocks are generally more volatile than those of large company stocks. Government bonds and Treasury Bills are guaranteed by the U.S. Government and, if held to maturity, offer a fixed rate of return and a fixed principal value.

The lowest risk strategy over the past 70 years was to buy U.S.  Treasury bills.
Since   Treasury   bills  tended  to  track   inflation,   the  resulting   real
(inflation-adjusted) returns were near zero for the entire 1926-1995 period.


(Omitted graph illustrates long term market trends as described in the narrative above.)


                                                                ENCORE!       69

APPENDIX C

STANDARD & POOR'S 500

The Standard and Poor's (S & P 500) is a weighted index of 500 widely held stocks: 400 Industrials, 40 Financial Company Stocks, 40 Public Utilities, and 20 Transportation stocks, most of which are traded on the New York Stock Exchange. This information is provided because the Policyowners have varied investment options available. The investment options, except the Fixed Account and the Money Market Account, involve investments in the stock market. The S & P 500 is generally regarded as an accurate composite of the overall stock market.


PERCENT CHANGE OF TOTAL RETURN
STANDARD & POOR'S 500 INDEX

                                   %
             Year                Change
-----------------------------------------

 1           1971                 14.56
 2           1972                 18.90
 3           1973                -14.77         (Omitted graph depicts the
 4           1974                -26.39          activity of the S&P 500 Index
 5           1975                 37.16          for the years 1970-1995.)
 6           1976                 23.57
 7           1977                 -7.42
 8           1978                  6.38
 9           1979                 18.20
10           1980                 32.27
11           1981                 -5.01
12           1982                 21.44
13           1983                 22.38
14           1984                  6.10
15           1985                 31.57
16           1986                 18.56
17           1987                  5.10
18           1988                 16.61
19           1989                 31.69
20           1990                 -3.14
21           1991                 30.45
22           1992                  7.61
23           1993                 10.08
24           1994                  1.32
25           1995                 37.58



THE CHART ASSUMES THE RETURN EXPERIENCED BY THE STANDARD & POOR'S 500 INDEX FOR THE LAST 25 YEARS. FUTURE RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER. THE INFORMATION IN THE CHART IS NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE.

INDEX PERFORMANCE IS NOT ILLUSTRATIVE OF POLICY SUBACCOUNT PERFORMANCE, AND INVESTMENTS ARE NOT MADE IN THE INDEX.

70     ENCORE!

                           INCORPORATION BY REFERENCE


The Registrant, AVLIC Separate Account V purchases or will purchase units from the portfolios of four funds at the direction of its policyholders. The prospectuses of these funds will be distributed with this prospectus and are hereby incorporated by reference. The prospectuses incorporated by reference are as follows:

                      The Variable Insurance Products Fund
                            Registration No. 2-75010

                     The Variable Insurance Products Fund II
                            Registration No. 33-20773

                             The Alger American Fund
                            Registration No. 33-21722

                          The Dreyfus Stock Index Fund
                            Registration No. 33-27172

                          MFS Variable Insurance Trust
                            Registration No. 33-74668

                      Morgan Stanley Universal Funds, Inc.
                           Registration No. 333-3013

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Ameritas Life Insurance Corp. represents that the fees deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                              RULE 484 UNDERTAKING

AVLIC's By-laws provide as follows:

The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                    REPRESENTATIONS PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 10th day of January, 1997.



                                       AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                       SEPARATE ACCOUNT V, Registrant

                            AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor




         /s/ Norman M. Krivosha                  /s/ Lawrence J. Arth
Attest: ________________________            By:________________________________
             Secretary                               Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Officers of Ameritas Variable Life Insurance Company of Nebraska on the dates indicated.




       SIGNATURE                      TITLE                          DATE


/s/ Lawrence J. Arth
_______________________     Director, Chairman of the Board    January 10, 1997
    Lawrence J. Arth     President and Chief Executive Officer


/s/ Kenneth C. Louis
_______________________    Director, Executive Vice President  January 10, 1997
    Kenneth C. Louis


/s/    D T Doan
_______________________    Director, Executive Vice President  January 10, 1997
       D T Doan

/s/  Robert B. Bush
_______________________       Director, Senior Vice President  January 10, 1997
     Robert B. Bush       Variable Operations and Administration

/s/ Thomas C. Godlasky
_______________________              Director                  January 10, 1997
    Thomas C. Godlasky

      SIGNATURE                       TITLE                         DATE

/s/  Jon C. Headrick
_______________________              Treasurer                 January 10, 1997
     Jon C. Headrick


/s/ Norman M. Krivosha
_______________________     Secretary and General Counsel      January 10, 1997
    Norman M. Krivosha


/s/ JoAnn M. Martin
_______________________              Controller                January 10, 1997
    JoAnn M. Martin


/s/  Michael E. Sproule
_______________________              Director                  January 10, 1997
     Michael E. Sproule

                       CONTENTS OF REGISTRATION STATEMENT



This Registration Statement comprises the following Papers and Documents:

   The facing sheet.
   The prospectus  consisting of 70 pages.
   The undertaking to file reports.
   The undertaking pursuant to Rule 484.
   Representation pursuant to Rule 6e-3(T).
   The signatures.
   Written consents of the following:
     (a) Thomas P. McArdle
     (b) Norman M. Krivosha
     (c) Deloitte & Touche LLP Independent Auditors

The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2.
    (1) Resolution of the Board of Directors of AVLIC Authorizing Establishment of the Account.*
    (2)   Not applicable.
    (3)   (a) Principal Underwriting Agreement.*
          (b) Proposed form of Selling Agreement.*
          (c) Commission Schedule.
          (d) Amendment to Principal Underwriting Agreement.
    (4)   Not applicable.
    (5)   (a) Proposed form of Policy.
          (b) Proposed form of Policy Riders.
    (6)   (a) Articles of Incorporation of AVLIC.
          (b) Bylaws of AVLIC.
    (7)   Not applicable.
    (8)   (a)  Participation Agreement in the Variable Insurance Products Fund.
          (b)  Participation Agreement in the Alger American Fund.
          (c)  Participation Agreement in the MFS Variable Insurance Trust.*
          (d)  Participation Agreement in the Morgan Stanley Universal Funds,
               Inc.*
    (9)   Not applicable.
    (10)  Application for Policy.
    (11)  Memorandum Describing AVLIC's Exchange Procedure.*
    (12) Memorandum Describing AVLIC's Issuance, Transfer, and Redemption Procedures for the Policy.
 2. See Exhibit 1(5)
 3. (a)(b) Opinion and Consent of Norman M. Krivosha, Secretary
 4. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) of Part I.
 5. Not applicable.
 6. (a)(b) Opinion and Consent of Thomas P. McArdle.
 7. Not applicable.
 8. Consent of Deloitte & Touche LLP.
 9. Form of Notice of Withdrawal Right and Refund pursuant to
    Rule 6e-3(T)(b)(13)(viii) under the Investment Company Act of 1940.
-------------

* Incorporated by reference to the initial Registration Statement for Ameritas Variable Life Insurance Company Separate Account V. File No. 333-15585

                                  EXHIBIT INDEX


EXHIBIT                                                              PAGE

99.A3c  Commission Schedule

99.A3d  Amendment to Principal Underwriting Agreement

99.A5a  Proposed Form of Policy

99.A5b  Proposed Form of Policy Riders

99.A6a  Articles of Incorporation of AVLIC

99.A6b  Bylaws of AVLIC

99.A8a  Participation Agreement in the Variable Insurance Products Fund

99.A8b  Participation Agreement in the Alger American Fund

99.A10  Application for Policy

99.A12  Memorandum Describing AVLIC's Issuance, Transfer, and
        Redemption Procedures for the Policy

99.A3ab Opinion and Consent of Norman M. Krivosha

99.A6ab Opinion and Consent of Thomas P. McArdle

99.A8   Consent of Deloitte & Touche LLP

99.A9   Form of Notice of Withdrawal Right and Refund Pursuant to
        Rule 6e-3(T)(b)(13)(viii) Under the Investment Company Act of 1940